Manulife Financial

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Manulife Financial Corporation

2010 Quarterly Report to Shareholders

Q2

For the quarter ended June 30

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2010	2009	% Change

Net income (loss)	$(2,375)	$1,784	-
Net income attributed to participating policyholders	3	10	(70)
Net income (loss) attributed to shareholders	$(2,378)	$1,774	-
Preferred share dividends	(20)	(16)	25
Net income (loss) available to common shareholders	$(2,398)	$1,758	-

Premiums and deposits
Life and health insurance premiums	$3,356	$3,573	(6)
Annuity and pension premiums excluding variable annuities	1,015	1,666	(39)
Segregated fund deposits excluding variable annuities	4,455	4,431	1
Mutual fund deposits	3,056	2,141	43
Institutional advisory account deposits	1,060	2,190	(52)
ASO premium equivalents	673	662	2
Group Benefits ceded	916	932	(2)
Other fund deposits	131	160	(18)
Premiums and deposits excluding variable annuities	$14,662	$15,755	(7)
Variable annuities premium and deposits	1,612	3,441	(53)
Total premiums and deposits	$16,274	$19,196	(15)

Funds under management
General fund	$199,272	$188,332	6
Segregated funds excluding institutional advisory accounts	186,945	174,628	7
Mutual funds	36,342	26,435	37
Institutional advisory accounts	23,923	24,914	(4)
Other funds	7,446	6,621	12
Total funds under management	$453,928	$420,930	8

			% of Total	% of Total
Capital			2010	2009
Liabilities for preferred shares and qualifying capital instruments	$4,043	$3,092	13	10
Non-controlling interest in subsidiaries	259	209	1	1
Equity
Participating policyholders' equity	91	69	-	-
Shareholders' equity
Preferred shares	1,422	1,419	4	4
Common shares	19,088	16,250	59	52
Contributed surplus	195	169	1	1
Retained earnings	11,131	12,639	34	41
Accumulated other comprehensive loss on AFS securities and translation of self-sustaining foreign operations	(3,951)	(2,787)	(12)	(9)
Total capital	$32,278	$31,060	100	100

Selected key performance measures
Basic earnings (loss) per common share	$(1.36)	$1.09
Diluted earnings (loss) per common share	$(1.36)	$1.09
Return on common shareholders' equity (annualized) 1	(36.4)%	26.9%
Book value per common share	$14.89	$16.22
Common shares outstanding (in millions)
End of period	1,766	1,614
Weighted average - basic	1,762	1,611
Weighted average - diluted	1,762	1,616

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2010 Q2 Report

MESSAGE TO SHAREHOLDERS

Our second quarter 2010 financial results were disappointing, coming as they did after the much stronger financial results of the past two quarters.

The main development this quarter was the impact of sharply lower global equity markets and a decline to historic low interest rates which required us, under Canadian accounting rules, to make large non-cash “mark-to-market” increases to our reserves for policyholder liabilities.  Despite the long-term nature of our business, Canadian mark-to-market accounting requires us to report our financial results as if current economic trends and valuations are here to stay. We would expect these non-cash charges to be released into income in future periods, if interest rates increase and if equity markets recover faster than the long-term growth rates used in the valuation of our policy liabilities.  As a point of comparison, under U.S. accounting rules, we reported a small profit for the second quarter and our Shareholders’ Equity was $6.8 billion higher than on a Canadian accounting basis.

We are taking steps to further reduce the sensitivity of our variable annuity business to equity markets.  We continued to hedge new business written in the quarter and we have increased the amount of in-force business hedged or reinsured from 26 per cent as at June 30, 2009 to 51 per cent as at June 30, 2010.  Our approach continues to be to hedge the equity exposure of in-force variable annuity business when it is of economic benefit to shareholders – that is, our hedging strategy seeks to minimize the impact on present and future earnings and capital. We intend to have hedged or reinsured at least 70 per cent of our variable annuity guaranteed value by the end of 2012.

Repositioning of the business is underway. Over several quarters, we have been making progress on rebalancing our business mix, re-pricing and re-designing some products to reduce risk, and dramatically accelerating the growth of others.  We are building positive sales momentum, particularly in Asia and Canada and in the Retirement Plan Services and Mutual Fund businesses in the United States.  This quarter, our Insurance sales increased 30 per cent in Asia. Non-Variable Annuity Wealth sales increased 38 per cent in Asia as well.  Mutual Fund sales increased 50 per cent in the US and 175 per cent in Canada.  New Business Embedded Value, which is one indicator of future profitability, increased 10 per cent on insurance products and six per cent in wealth products excluding variable annuities and U.S. book value fixed deferred annuities.

Capital and credit both remain strong.  We are deploying our capital to increase shareholder value. And we are confident that demographic and other factors favour the growth of our business.

We are taking difficult decisions over the course of this year to better position the Company for the future.  We believe we are taking the right actions to improve earnings to highly satisfactory levels over the coming years, even assuming today’s low interest rates and no more than normal equity market returns.  We expect to share more details on our progress and our plan with investors in the fall.

I remain optimistic about our future and I am especially proud that consumers from Asia to North America continue to turn, in growing numbers, to Manulife and John Hancock as the strong, reliable, trustworthy and forward-thinking partners best able to support them with their most important financial decisions.

Donald A. Guloien
President and Chief Executive Officer

Manulife Financial Corporation – 2010 Q2 Report

OPERATING HIGHLIGHTS

SALES AND BUSINESS GROWTH

Despite the impacts of equity markets and interest rates on this quarter’s earnings, our underlying sales and business performance remains strong.  We are raising prices, reducing risk, selling less of the higher-risk high-capital consuming products and more of the products with better margins and returns.

In Asia we have achieved 30 per cent sales growth in our insurance products.  Mutual fund sales grew 51 per cent in the U.S. and over 170 per cent in Canada over the prior year1 while our JH Retirement Plan Services group achieved record sales, up 24 per cent.  New business embedded value increased ten per cent on insurance products and six per cent on wealth products excluding variable annuity and U.S. book value fixed deferred annuities.

Asia Division

We have strong momentum across Asia, and see excellent opportunity to benefit from the continuing wave of economic growth across the region.  Manulife has well established and highly diversified distribution networks across 10 Asian countries and territories. We continue to develop significant new product niches, as evidenced by the growth in our insurance sales this quarter and significant momentum in our sales of mutual funds and other wealth products.

Asia Division total insurance sales2 in the second quarter were US$228 million, an increase of 30 per cent over the prior year, on a constant currency basis3.

•
Japan achieved record insurance sales, as multi-channel acceptance of a new product launch and continued growth in the managing general agent (“MGA”) channel resulted in a 41 per cent increase versus the prior year.

•	In Hong Kong, the continued agency channel expansion helped to fuel a 36 per cent increase in insurance sales over the prior year.

•
Combined insurance sales in China and Taiwan were up by 41 per cent over the prior year attributable to strong growth in whole life product sales which drove a 39 per cent increase in Taiwan and on-going marketing and expansion efforts in China which generated a 42 per cent increase.

•
Record insurance sales were achieved in Indonesia, Vietnam and the Philippines with double digit growth in agent count in all businesses over the prior year.  Due to the loss of a distribution relationship in Singapore, sales declined significantly from the prior year, and offset the increases in the other ASEAN countries.

•
In May, Manulife-Sinochem received a license to operate in the city of Xiamen and, in July, received a license to operate in Quanzhou.  These licenses expand Manulife-Sinochem’s presence in China to 43 cities across 11 provinces and consolidate its leadership position among all foreign-invested life insurers in China.

1  References to the “prior year” are to the second quarter of 2009 unless the context otherwise requires.

2  Sales is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

3  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

Manulife Financial Corporation – 2010 Q2 Report

Asia Division total wealth sales excluding variable annuities in the second quarter increased 38 per cent over the prior year, on a constant currency basis, to US$734 million and also increased new business embedded value.

•	In China, Manulife TEDA (our new 49% joint venture) contributed US$225 million in wealth management sales.

•
During the quarter, Manulife TEDA announced that it received a US$500 million Qualified Domestic Institutional Investor (“QDII”) quota from China’s State Administration of Foreign Exchange (“SAFE”). A QDII quota allows China-based companies to invest domestic funds in specific overseas markets including Canada.

•
MFC Global Investment Management announced that it was awarded a US$200 million Qualified Foreign Institutional Investor (“QFII”) quota from SAFE which it intends to fulfill by launching two QFII funds targeting the China equity and bond markets, to be made available to institutional investors globally.

•
Advances were achieved in Japan due to new products launched earlier in the year, in Indonesia where growth was fueled by the launch of a new equity focused unit linked fund  and the establishment of a new bancassurance partner and in Taiwan, where new funds were launched.

•	Sales in Hong Kong Pensions increased 31 per cent over the prior year to US$114 million.

The number of agents across Asia grew 15 per cent over June 30, 2009 levels.  Vietnam, China, the Philippines, Indonesia and Malaysia all experienced double-digit growth in the number of agents.

Canadian Division

We maintained strong sales momentum across our balanced and growing business in Canada.  Today, one out of every five Canadians is a Manulife customer and we believe that demographic trends and our strength and ability to offer a valuable range of financial solutions bodes very well for our future growth.  Standouts this quarter included Manulife Mutual Funds which almost tripled sales over last year and Manulife Bank which improved loan volumes to over $1 billion as we continued to attract strong volumes of new customers with our unique Manulife One account and other offerings.

In Canada, individual insurance sales in the second quarter were $73 million, an increase of 12 per cent over the prior year.

▪
Sales of recurring premium products increased 11 per cent from the first quarter and the prior year.  This included a 17 per cent rise in sales of life insurance products where strong sales in permanent insurance products and a return of the larger estate planning cases signaled increasing consumer confidence in an improving economy.

▪	Single premium sales increased 16 per cent over the prior year driven by growth in our travel business which reported a 32 per cent increase in volumes.

Canadian Division Individual Wealth Management sales excluding variable annuities increased by seven per cent over the prior year to $1.6 billion.

Manulife Financial Corporation – 2010 Q2 Report

▪	Mutual fund deposits of $297 million were almost triple the levels of the prior year with strong volumes in funds focused on yield and safety. As expected, sales of fixed products were down, decreasing 37 per cent from the prior year. This shift in product mix reflects improved consumer confidence in investment markets, as well as early successes from our focused strategy to grow our mutual fund franchise.

▪
Manulife Bank loan volumes exceeded $1.1 billion, rebounding 25 per cent from the first quarter and were six per cent above the prior year. The increase reflects the impacts of a renewed consumer advertising campaign, traction developing from our new distribution partnership with Edward Jones, as well as normal seasonality in the Canadian housing market.

Sales in the Canadian group businesses were down from the same period last year when sales results were bolstered by large corporate account sales.

•
Group Benefits sales were boosted in the prior year by the transfer of a block of business from a new distribution partner.  Sales in the second quarter of 2010 were $70 million, a decrease of 27 per cent from the prior year.  Sales in the higher margin, small case segment improved over the first quarter as we continued to focus on growth in this end of the market.

▪
Group Retirement Solutions sales were solid in the second quarter at $175 million.  Sales in the prior year were higher due to the exit of a competitor from the industry, resulting in a reported decline of 51 per cent in the second quarter of 2010 relative to the prior year.

U.S. Division
Our U.S. Division performed well and in line with our plans and strategies in the face of significant continuing economic headwinds. We reported a very positive 51 per cent increase in John Hancock Mutual Funds and record sales in Retirement Plan Services which recorded a 24 per cent sales increase over the prior year. The John Hancock brand along with our outstanding people and investment experience are tremendous advantages as we adjust our business balance toward strong return, fee based products and services.

U.S. insurance sales in the second quarter of 2010 were US$216 million, an increase of four per cent over the prior year.

•
John Hancock Life (“JH Life”) increased prices over the prior year, which improved margins but also reduced market share. While second quarter sales declined nine per cent compared to the prior year, JH Life premiums and deposits4 for the first six months of 2010 remained strong and were in line with the same period last year.

•
John Hancock Long-Term Care (“JH LTC”) sales in the second quarter increased by 72 per cent compared to the prior year. This reflected the increased group sales from new member enrollments and new group clients as well as increased retail sales in advance of price increases and product re-positioning to improve margins.  The Federal Long Term Care Insurance Program, where John Hancock is now the sole carrier, also contributed to the increase in sales from the prior year.   As a result of the price increases, JH LTC retail sales are expected to slow during the second half of the year.

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, in the second quarter of 2010 increased 34 per cent over the prior year to US$3.8 billion.

4   Premiums and deposits is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

Manulife Financial Corporation – 2010 Q2 Report

•	John Hancock Mutual Funds (“JH Funds”) sales were US$2.4 billion in the second quarter. The 51 per cent increase in sales over the second quarter of 2009 was attributable to improved market conditions and a broad diversified offering of competitive funds. As of June 30, 2010, JH Funds offered 18 Four or Five Star Morningstar5 rated mutual funds, leading to strong diversification of sales with the top three selling mutual funds in the second quarter accounting for 30 per cent of sales compared to 38 per cent in the prior year. The second quarter of 2010 represents the fifth consecutive quarter of positive net sales, with John Hancock increasing its market ranking to 6th place6 in net new flows in the non proprietary market segment year-to-date through June 30, 2010. This compared to 46th place for the same period in 2009. Funds under management7 for JH Funds have increased to US$28.4 billion as of June 30, 2010, a 30 per cent increase over the last 12 months.

•
John Hancock Retirement Plan Services (“JH RPS”) experienced record sales for the second quarter, increasing by 24 per cent over the prior year on the strength of distribution relationships, the acquisition of larger cases as well as improvement in market performance over the last 12 months. Funds under management increased to US$53.6 billion as of June 30, 2010, up 19 per cent from the prior year. Sales through recently established distribution relationships with Edward Jones, Ameriprise and Morgan Stanley Smith Barney totaled US$205 million year-to-date 2010, representing a 255 per cent increase over the same period in 2009, with new plans increasing by 127 per cent over this period.

•
The John Hancock Lifestyle Portfolios offered through our mutual fund and 401(k) products rank in the 11th, 21st, 25th, 29th and 37th percentiles of their Morningstar peer groups for the one-year period ending June 30, 2010 for Balanced, Moderate, Growth, Conservative and Aggressive, respectively8.  Lifestyle funds led JH Funds sales with over US$669 million in the first six months of 2010, a 92 per cent increase over the prior year.  Lifestyle and Lifecycle Portfolios offered through the 401(k) products continue to have a strong presence, comprising 58 per cent of deposits in the first six months of 2010.

•	Sales of John Hancock Fixed Products, excluding book value fixed deferred annuities, declined by 13 per cent from the prior year which was partly due to the prevailing low interest rate environment.

5  For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

6 Source: Strategic Insight Simfund. Net new flows is calculated including only John Hancock retail-long term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

7 Funds under management is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

8  The Morningstar percentile ranking compares a Fund's Morningstar risk and return scores with all the Funds in the same Category, where 1= Best and 100= Worst. The rankings above are based on the period from 7/1/09 to 6/30/10 for John Hancock Lifestyle Portfolios, Class A Load-waived Shares. Lifestyle Aggressive was ranked 768 out of 2,062 funds in the Large Cap Blend category, Lifestyle Growth was ranked 512 out of 2,062 funds in the Large Cap Blend category, Lifestyle Balanced was ranked 129 out of 1,175 funds in the Moderate Allocation category, Lifestyle Moderate was ranked 138 out of 649 funds in the Conservative Allocation category, and Lifestyle Conservative was ranked 187 out of 649 funds in the Conservative Allocation category.

Manulife Financial Corporation – 2010 Q2 Report

MFC Global Investment Management (“MFC GIM”)
MFC GIM ended the second quarter with assets under management for external parties of $116.6 billion, an increase of $1.6 billion from the end of the first quarter.  Increases were driven by positive net sales, with new mandates in Hong Kong, Australia, the U.S. and Canada, and the strengthening of the U.S. dollar.  This was partially offset by negative market performance.

Total Company Sales

Total company insurance sales of $0.6 billion increased by nine per cent, on a constant currency basis, over the second quarter of 2009.  New business embedded value (“NBEV”)9 for the insurance businesses increased by approximately ten per cent over the second quarter of 2009, driven by the increase in sales and actions taken to improve product margins, partially reduced by the impact of sales mix.

Total company wealth sales excluding variable annuities were $6.5 billion. This was an increase of 12 per cent, on a constant currency basis, over the second quarter of 2009 and was an increase of 22 per cent when the second quarter 2009 sales of the discontinued book value deferred annuity product are also excluded.  NBEV on wealth products excluding variable annuity and U.S. book value fixed deferred annuities increased by six per cent over the second quarter of 2009.

In line with the Company’s on-going initiatives to balance its risk profile across all geographies, sales of variable annuity products in the second quarter amounted to $1.6 billion, a decline of 49 per cent compared to the prior year on a constant currency basis. The percentage of guaranteed value hedged or reinsured was approximately 51 per cent as at June 30, 2010.  No additional in-force guaranteed value amounts were hedged during the quarter due to prevailing market conditions.  Substantially all new variable annuity business in the U.S., Canada and Japan continues to be hedged as written. NBEV for the variable annuity business decreased by approximately 55 per cent from the second quarter of 2009, in line with the sales decline and lower long-term interest rates as we hedged the new business.  The Company also offers segregated fund guarantees on a portion of its group retirement products.  In the second quarter, $0.1 billion of the sales of wealth products, excluding variable annuity products, included segregated fund guarantees.

Premiums and Deposits

Premiums and deposits for the insurance businesses amounted to $5.3 billion for the second quarter of 2010, representing an increase of three per cent over the prior year, on a constant currency basis, reflecting growth of the in-force business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.3 billion for the second quarter of 2010, an increase of two per cent over the prior year, on a constant currency basis.  Growth in mutual funds and retirement savings was offset by lower fixed product sales in both the U.S. and Canada.

Variable annuity premiums and deposits amounted to $1.6 billion for the second quarter of 2010, a decrease of 49 per cent from the prior year on a constant currency basis, consistent with the decline in sales as a result of on-going risk management initiatives.

9  NBEV is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

Manulife Financial Corporation – 2010 Q2 Report

Funds under Management
Total funds under management as at June 30, 2010 were $453.9 billion, an increase of $7.5 billion over March 31, 2010 and $33 billion over June 30, 2009.  Contributing to the 12 month increase of $33 billion were:  $17 billion of net positive policyholder cash flows, $44 billion related to investment returns, $3.8 billion related to the acquisition of AIC Limited’s retail investment fund business, $1.8 billion or 49 per cent of Manulife TEDA’s assets under management and $3.5 billion of capital issuances.  These items were partially offset by the $30 billion impact of the stronger Canadian dollar and the $1 billion credit facility repayment.

Corporate

In a separate news release today, the Company has also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after September 20, 2010 to shareholders of record at the close of business on August 17, 2010.

Awards & Recognition

In July, Manulife-Sinochem received the “Best Service Features 2009-2010” award from China Information Industry Association (“CIIA”) and the China Association of Trade in Services (“CATIS”). This is widely considered a benchmark in evaluating customer service in China and Manulife-Sinochem was the only foreign-invested insurance company among the winners.

In Hong Kong, Manulife won the Yahoo HK! Emotive Brand Award in the insurance category for the seventh time. MFC GIM and Manulife received awards at the Asian Investor 2010 Investment Performance awards. MFC GIM’s US Small Cap Equity Opportunity Fund was recognized for the investment performance award in the small cap equity category and Manulife received the flagship ‘Marquee Award’ for Best Insurance Company fund / product distributor.

In the U.S., John Hancock Retirement Plan Services earned top ranking for its service from plan sponsors in an industry survey administered by Chatham Partners. According to the survey, JH RPS earned 43 ‘best-in-class’ rankings from clients in a broad range of industries and sectors. These 43 categories span the entire retirement plan services spectrum, from overall impressions of the Company to the quality of client account representatives, phone support and administrative services for plan sponsors.

Several John Hancock funds were cited for investment performance in the Wall Street Journal Monthly Mutual Fund Review section for July.  Five John Hancock funds, all of which are managed by MFC Global Investment Management, were listed as Category Kings based on year to date performance.  In addition, five John Hancock funds were cited as Best Performers in the Leaders and Laggards listing.

Manulife Financial Corporation – 2010 Q2 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (C$ millions)	(2,378)	1,140	1,774
Net Income (Loss) Available to Common Shareholders (C$ millions)	(2,398)	1,120	1,758
Diluted Earnings (Loss) per Common Share (C$)	(1.36)	0.64	1.09
Return on Common Shareholders’ Equity (1) (%, annualized)	(36.4)	16.8	26.9
Premiums and Deposits (1) – Insurance businesses (C$ millions)	5,314	5,175	5,530
Premiums and Deposits (1) – Wealth excluding variable annuities (C$ millions)	9,348	9,776	10,225
Premiums and Deposits (1) – Variable annuities (C$ millions)	1,612	2,187	3,441
Funds under Management (1) (C$ billions)	453.9	446.5	420.9
Capital (1) (C$ billions)	32.3	33.6	31.1

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Net Income (Loss)

The Company reported a net loss attributed to shareholders of $2,378 million for the second quarter of 2010, compared to net income of $1,774 million for the second quarter of 2009.

Second quarter of 2010:

The net loss for the second quarter was driven by non-cash mark-to-market charges of $1.7 billion related to equity market declines and by non-cash mark-to-market charges of $1.5 billion related to the decline in interest rates. Most of these charges should eventually reverse if interest rates rise and returns on equity markets recover faster than the long-term growth rates used in the valuation of our policy liabilities.

Impact of equity markets and results of the variable annuity hedging program

The $1.7 billion charge related to equity market declines and the results of the variable annuity hedging program was composed of a $1.3 billion non-cash charge related to the un-hedged block of variable annuity business, a $0.3 billion charge, a portion of which is considered non-cash, related to the hedged block of variable annuity business, and a $0.1 billion non-cash charge for other equity related items.

The $1.3 billion charge on the un-hedged block of variable annuity business was calculated by comparing the impact on our results of the actual equity market returns during the quarter to the results we would have experienced if equity returns had been consistent with the long-term assumed market growth of approximately two per cent per quarter used in the valuation of policy liabilities.  During the quarter, the S&P 500 declined 12 per cent, the TSX six per cent, and the Japan TOPIX 14 per cent.  We previously reported that, at the end of the first quarter of 2010, our net income sensitivity to a ten per cent market decline was $1.1 billion.  Because of the decline in markets in the second quarter, this has increased to $1.3 billion. By market index, our greatest sensitivity is to the S&P 500, followed by the TOPIX, and thirdly the TSX.

Manulife Financial Corporation – 2010 Q2 Report

During the second quarter, pre-tax charges related to the guarantee liabilities hedged were $1.6 billion and exceeded the pre-tax gains of $1.2 billion on the hedge instruments, resulting in a post tax loss of $0.3 billion on the hedged block.  Of this amount, $0.1 billion related to the decline in interest rates.

Consistent with the Company’s hedging policy, we continued to hedge new business written in the quarter, but with the pullback in equity markets this quarter, the Company did not hedge any additional in-force business.  Over the last 12 months, the Company has reduced the equity market and interest rate risk from new variable annuity sales. We also increased the amount of in-force business hedged or reinsured from 26 per cent as at June 30, 2009 to 51 per cent as at June 30, 2010, with 12 per cent reinsured and 39 per cent hedged using capital market instruments.  As business was hedged, our earnings sensitivity to equity market declines did not reduce in proportion to the decline in the amount of unhedged business.  This is because the earnings sensitivity contribution of the hedged business is comparatively lower than that of the unhedged variable annuity guarantee business and because our sensitivity analysis assumes that any changes in policy liabilities for the hedged business are not fully offset by changes in the hedge instruments.

Impact of declines in interest rates

As a result of lower prevailing interest rates, the re-investment interest rates assumed in the valuation of policy liabilities declined, resulting in a non-cash, mark-to-market charge of $1.5 billion.  Under Canadian GAAP, the measurement of policy liabilities assumes that rates of return on investments expected to be made in the future are based on the actual market rates at quarter-end, adjusted for items outlined below.  The investments expected to be made in the future are based on the cash flows from both premiums expected to be received on in-force business and on maturities of current assets. If, in the future, interest rates increase to the levels at or above those at March 31, 2010, most of this quarter’s mark-to-market charge related to interest rates should reverse at that time.

The Company previously reported that the sensitivity of net income attributed to shareholders as a result of a one per cent decrease in government, swap and corporate bond rates across all maturities with no change in spreads was a charge of $2.2 billion.  Of this amount, $0.1 billion related to the hedged block of variable annuity business.

During the second quarter, both treasury and corporate bond rates declined to levels that are considered historically low.  The largest decline was in the U.S., the geography which drives the majority of our sensitivity.  U.S. 10 and 30 year government rates declined by approximately 90 and 82 basis points, respectively, and published benchmark A-rated U.S. corporate bond rates declined by 63 and 54 basis points, respectively, for the same period.  The approximately 28 basis point wider spreads between treasuries and A-rated U.S. corporate bonds had a limited impact for the reasons outlined below.

We determine interest rates used in the valuation of policy liabilities based on a number of factors, as follows:

(a)	we make assumptions as to the type, term and credit quality of the future fixed income investments;

(b)	to reflect our expected investable universe, we adjust the publicly available benchmarks to remove the issues trading extremely tight or wide (i.e., the outliers);

(c)	we assume reinvestment rates are graded down to average long-term fixed risk-free rate at 20 years; and

(d)	consistent with emerging best practices we limit the impact of spreads that are in excess of the long-term historical averages.

Manulife Financial Corporation – 2010 Q2 Report

We previously reported our interest rate sensitivities as at December 31, 2009 and they did not change materially in the first quarter of 2010.  Since March 31, 2010 however, as a direct result of the decrease in interest rates, our sensitivity to a one per cent decrease in government, swap and corporate bond rates across all maturities with no change in spreads has increased to $2.7 billion as at June 30, 2010.  Conversely, a one per cent increase in rates would increase earnings by $2.3 billion.  These amounts include the estimated impact on the hedged variable annuity business ($0.3 billion for a one per cent decrease and $0.1 billion for a one per cent increase).  Note, we group all of the components of the variable annuity hedging program together when reporting actual results.

Impact of credit and change in fixed income ratings

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments were limited to $35 million, while actuarial charges related to credit downgrades were $2 million.  These amounts were only slightly higher than the expected credit losses assumed in the valuation of policy liabilities.

Adjusted Earnings from Operations

Second Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure:

Adjusted Earnings from Operations for the second quarter of 2010 were $658 million, which is below the estimate in our 2009 Annual Report of between $700 million and $800 million for each of the quarters of 2010.  The shortfall was due to the historically low interest rate environment which increased the strain (loss) we report on new business of long duration guaranteed products (primarily in JH Life); a lack of realized gains on our available-for-sale (“AFS”) equity portfolio; and the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months.

Adjusted earnings from operations is a non-GAAP financial measure.  In this report, we have compared our estimate of adjusted earnings from operations with the adjusted earnings from operations for the second quarter excluding specified items that were excluded in arriving at our estimate of adjusted earnings from operations.  The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.  Because adjusted earnings from operations excludes the impact of market conditions, it is not an indicator of our actual results which continue to be affected materially by the volatile equity markets, interest rates and current economic conditions.

Manulife Financial Corporation – 2010 Q2 Report

The following table reconciles adjusted earnings from operations to our reported net loss for the second quarter:

(Canadian $ in millions)

Net loss attributed to shareholders reported	$(2,378)
Items excluded from adjusted earnings from operations:
Experience losses due to equity, interest rate, credit and other non-fixed income returns different from our best estimate policy liability assumptions (1)
Equity market declines, primarily related to variable annuity guarantee policy liabilities (2)	(1,686)
Interest rate declines	(1,479)
Actual credit experience. Net credit charge of $29 and credit downgrade charges of $2 (3)	(31)
Expected credit experience assumed in the valuation of policy liabilities	27
Other (4)	132
Net policyholder experience gains	11
Corporate and Other segment net impairment – OTTI ($6) and credit impairments ($6)	(12)
Tax items related to closed tax years	37
Changes in actuarial methods and assumptions	13
Currency rates (5)	(48)
Total excluded items	$(3,036)
Adjusted earnings from operations	$658

(1)
As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)
Adjusted earnings from operations exclude the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.  Also included in this line are the reported results of the variable annuity hedging program.

(3)
The actual credit and downgrade charge in the liability segments excludes the impact on earnings of the reduction in policy liabilities for the expected experience.  The expected credit experience is included in the line labeled “Expected credit experience assumed in the valuation of policy liabilities”.

(4)
Other gains of $132 million include the favourable impact in the quarter of fixed income investing at above assumed reinvestment rates and activities that improved the match between investments and the policy liability cash flows reflected in the valuation of policy liabilities.

(5)
 Adjusted earnings from operations exclude the impact of changes in currency exchange rates from those in effect at June 30, 2009 which we used when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0606 as at June 30, 2010.   The average daily exchange rate for the quarter was $1.027606.  This decline has increased the reported net loss by $48 million during the quarter.

Third quarter 2010 – annual review of all actuarial methods and assumptions
The Company expects to complete its annual review of all actuarial methods and assumptions in the third quarter.  In that regard, we expect that the methods and assumptions relating to our Long Term Care business may be updated for the results of a comprehensive long-term care morbidity experience study, including the timing and amount of potential in-force rate increases.  The study has not been finalized but is scheduled to be completed in the third quarter.  We cannot reasonably estimate the results, and although the potential charges would not be included in the calculation of Adjusted Earnings from Operations, they could exceed Adjusted Earnings from Operations for the third quarter. There is a risk that potential charges arising as a result of the study may not be fully

Manulife Financial Corporation – 2010 Q2 Report

tax effected for accounting and reporting purposes.  In addition, the non-cash interest related charges in the second quarter have created a future tax asset position in one of our U.S. subsidiary companies, and any increase in this position in the third quarter would be subject to further evaluation to determine recoverability of the related future tax asset for accounting and reporting purposes.

Updates are also expected with respect to increased variable annuity guarantee volatility assumptions and potentially lower ultimate reinvestment rates resulting from the current low interest rate environment. These updates also have not been finalized, but could result in a material charge to third quarter results.

Second quarter of 2009:

The Company’s shareholders’ net income of $1,774 million included $2,691 million of non-cash gains related to the significant increase in global equity markets ($2,449 million related to variable annuity guarantees) partially offset by the impact of lower interest rates and, to a lesser extent, the continued pressure on credit.  Other investment related losses of $1,130 million were driven by the decline in interest rates and other fixed income related items. Credit impairments totaled $109 million, other than temporary impairments (“OTTI”) on equity investments were $53 million and actuarial related charges for downgrades amounted to $106 million.  During the second quarter of 2009, the Company increased its tax related provisions on leveraged lease investments by $139 million and reported net charges for changes in actuarial methods and assumptions of $87 million.  Excluding the aforementioned items, earnings for the second quarter of 2009 totaled $707 million.

Earnings (Loss) per Share and Return on Common Shareholders’ Equity10

The loss per common share for the second quarter of 2010 was $1.36 compared to fully diluted earnings per share of $1.09 for the second quarter of 2009.  The return on common shareholders’ equity was minus 36.4 per cent for the second quarter of 2010 (26.9 per cent for the second quarter of 2009).

Premiums and Deposits 11

Premiums and deposits for the insurance businesses amounted to $5.3 billion for the second quarter of 2010, representing an increase of three per cent over the prior year, on a constant currency basis. The increase is attributed to growth of the in-force business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.3 billion for the second quarter of 2010, an increase of two per cent over the prior year on a constant currency basis12. Growth in mutual funds and retirement savings was offset by lower fixed product sales in both the U.S. and Canada.

Variable annuity premiums and deposits amounted to $1.6 billion for the second quarter of 2010, a decrease of 49 per cent from the prior year on a constant currency basis, consistent with the decline in sales as a result of on-going risk management initiatives.

Funds under Management 13

Total funds under management as at June 30, 2010 were $453.9 billion, an increase of $33 billion over June 30, 2009.  Contributing to the 12 month increase of $33 billion were:  $17 billion of net positive policyholder cash flows, $44 billion related to investment returns, $3.8 billion related to the

10 Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11 Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12 Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13 Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2010 Q2 Report

acquisition of AIC Limited’s retail investment fund business, $1.8 billion or 49 per cent of Manulife TEDA’s assets under management and $3.5 billion of capital issuances.  These items were partially offset by the $30 billion impact of the stronger Canadian dollar and the $1 billion credit facility repayment.

Capital14

Total capital was $32.3 billion as at June 30, 2010, $1.2 billion higher than $31.1 billion as at June 30, 2009.  Capital issuances during the 12 months ended June 30, 2010 totaled $3.5 billion – $2.5 billion of common shares and $1.0 billion of Innovative Tier 1 notes. Capital also increased as a result of $0.6 billion of net unrealized gains on AFS assets.  These increases were partially offset by the $1.8 billion negative impact of the strengthened Canadian dollar, $0.5 billion of net losses and $0.7 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, Minimum Continuing Capital and Surplus Requirements (“MCCSR”), was 221 per cent as at June 30, 2010, a decrease of 29 points from 250 per cent as at March 31, 2010.  The decline is primarily related to the loss in the quarter as well as growth in required capital.

The Office of the Superintendent of Financial Institutions (“OSFI”) has been conducting a fundamental review of segregated fund/variable annuity capital requirements.  As announced by OSFI on July 28, 2010, it is expected that existing capital requirements in respect of new (but not in-force) segregated fund/variable annuity business written starting in 2011 will change (e.g. post 2010 contracts).  Our new products will be developed taking into account these new rules.

OSFI is also expected to continue its consultative review of its capital rules for more general application, likely in 2013.  OSFI notes that it is premature to draw conclusions about the cumulative impact this process will have.  OSFI has stated that increases in capital may be offset by other changes, such as hedge recognition.  The Company will continue to monitor developments.

14 Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2010 Q2 Report

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(720)	131	(631)
Premiums and Deposits (millions)	1,774	1,702	1,962
Funds under Management (billions)	75.3	70.0	67.7

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(701)	126	(541)
Premiums and Deposits (millions)	1,727	1,636	1,682
Funds under Management (billions)	71.0	68.9	58.2

U.S. Insurance reported a net loss attributed to shareholders of US$701 million for the second quarter of 2010, compared to a net loss of US$541 million for the prior year.  Included in the second quarter of 2010 are net experience losses of US$756 million (2009 – loss of US$644 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders declined by US$48 million primarily due to higher new business strain partially offset by favourable John Hancock Life claims experience.  In both the second quarter of 2010 and 2009, John Hancock reported unfavourable long-term care morbidity experience.  A comprehensive morbidity experience study is expected to be completed in the third quarter of 2010 and if the study concludes that the recent level of experience is expected to continue, price increases and policy liability increases would be required.  The year-to-date net loss attributed to shareholders was US$575 million compared with a US$615 million net loss in the first half of 2009.  On a Canadian dollar basis the net loss attributed to shareholders for the second quarter of 2010 was $720 million compared with a net loss of $631 million in the prior year.

Premiums and deposits for the quarter were US$1.7 billion, an increase of three per cent over the second quarter of 2009 primarily due to higher Federal Long Term Care Insurance Program deposits where, effective late 2009, John Hancock became the sole carrier.

Funds under management as at June 30, 2010 were US$71 billion, up 22 per cent from June 30, 2009 due to business growth over the last 12 months, an increase in the market value of funds under management and the deposit received in the fourth quarter of 2009 related to the Federal Long Term Care Insurance Program.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(504)	350	1,551
Premiums and Deposits (millions)	6,857	7,440	7,956
Funds under Management (billions)	178.2	178.3	170.6

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(490)	336	1,329
Premiums and Deposits (millions)	6,674	7,153	6,817
Funds under Management (billions)	168.0	175.6	146.7

Manulife Financial Corporation – 2010 Q2 Report

U.S. Wealth Management reported a net loss attributed to shareholders of US$490 million for the second quarter of 2010, compared with net income of US$1,329 million for the prior year.  Included in the second quarter of 2010 are net experience losses of US$631 million (2009 – gains of US$1,172 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items from both quarters, net income attributed to shareholders declined by US$16 million.  Higher fee income in John Hancock Wealth Asset Management (JH Retirement Plan Services and JH Mutual Funds) from higher average assets under management was more than offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months and lower earnings in JH Fixed Products.  The year-to-date net loss attributed to shareholders was US$154 million compared with net income of US$824 million for the first half of 2009. On a Canadian dollar basis, the net loss attributed to shareholders for the second quarter of 2010 was $504 million, compared with net income of $1,551 million reported for the prior year.

Premiums and deposits, excluding variable annuities, for the quarter were US$5.9 billion, up 17 per cent from US$5.1 billion for the second quarter of 2009.  Higher sales in John Hancock Wealth Asset Management driven by the equity market recovery earlier in the year were partially offset by a decline in JH Fixed Products sales.  Premiums and deposits of variable annuities were US$0.7 billion, down significantly from US$1.7 billion in the second quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management as at June 30, 2010 were US$168 billion, up 15 per cent from June 30, 2009. The increase was driven by a combination of investment returns and net policyholder cash flows over the last 12 months.

Canadian Division

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(344)	301	336
Premiums and Deposits (millions)	3,991	4,480	4,316
Funds under Management (billions)	104.1	104.4	91.2

Canadian Division recorded a net loss attributed to shareholders of $344 million for the second quarter of 2010 compared to net income of $336 million reported for the prior year.   The loss in the quarter included net experience losses of $583 million (2009 – gains of $108 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding these items from both quarters, net income attributed to shareholders increased by $11 million. The positive impact from growth in asset levels in our wealth management operations and Manulife Bank was partially offset by costs associated with hedging variable annuity guarantees and less favourable claims experience than the strong results of a year ago.  In addition, strong sales growth in Individual Insurance and mutual funds, in combination with lower sales of variable annuities and declining market yields, drove higher strain on new business which reduced earnings in the quarter. Net income also included a release of $26 million in tax provisions related to the resolution of open tax items.  Year-to-date net loss attributed to shareholders was $43 million compared to net income attributed to shareholders of $248 million for the first half of 2009.

Premiums and deposits, excluding variable annuities, for the second quarter of 2010 were $3.5 billion, consistent with the second quarter of 2009.  Retail mutual fund deposits were almost triple second quarter 2009 levels with consumers favouring funds targeting yield and safety. The growth in mutual funds was offset by lower sales of fixed rate wealth management products relative to the prior year when consumers, concerned by continued market volatility, sought safety in fixed returns,

Manulife Financial Corporation – 2010 Q2 Report

and by lower sales of group retirement plans.  In 2009, second quarter group retirement sales were boosted by the exit of a competitor from the Canadian market. Deposits for variable annuity products for the quarter were $0.5 billion compared to $0.8 billion for the prior year.

Funds under management as at June 30, 2010 were $104.1 billion, up 14 per cent from June 30, 2009.  Positive net sales of wealth products combined with the favourable impact of market appreciation over the past 12 months and the 2009 acquisition of the retail investment funds of AIC Limited, were key contributors to the increase. In addition, continued growth in sales of the Manulife One product drove a nine per cent rise in Manulife Bank invested assets.

Asia and Japan Division
	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(710)	427	885
Premiums and Deposits (millions)	2,351	2,423	2,477
Funds under Management (billions)	61.8	58.8	56.5

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(693)	412	758
Premiums and Deposits (millions)	2,285	2,330	2,122
Funds under Management (billions)	58.2	57.9	48.6

Asia and Japan Division recorded a net loss of US$693 million for the second quarter of 2010 compared to net income of US$758 million for the prior year. Included in the second quarter of 2010 were net experience losses of US$950 million (2009 – gains of US$585 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy assumptions. Excluding these items from both quarters, net income attributed to shareholders improved by US$84 million, or 49 per cent, driven by higher sales and higher fee income from higher assets under management mainly in Japan, Hong Kong and Indonesia. Year-to-date net loss attributed to shareholders was US$281 million compared to net income of US$876 million for the first half of 2009.

Premiums and deposits excluding variable annuities, for the second quarter were US$2.0 billion, up 23 per cent from US$1.6 billion reported in the second quarter of 2009. Strong growth in insurance premiums was led by Japan and benefitted from the broadening of distribution channels, and from larger in-force business.  Mutual fund sales from the newly acquired asset management joint venture in China, Manulife TEDA, and strong sales in Hong Kong pensions were partly offset by lower money market mutual fund sales in Taiwan.  Premiums and deposits for variable annuity products for the second quarter were US$0.3 billion, down from US$0.5 billion reported in the second quarter of 2009.

Funds under management as at June 30, 2010 were US$58.2 billion, up 20 per cent from June 30, 2009. Growth was driven by  investment returns, net policyholder cash inflows of US$3.4 billion across the territories in the past 12 months and US$1.6 billion representing 49 per cent of Manulife TEDA’s assets under management.

Manulife Financial Corporation – 2010 Q2 Report

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income Attributed to Shareholders (millions)	4	54	45
Premiums (millions)	241	246	292

U.S. dollars
Net Income Attributed to Shareholders (millions)	4	51	38
Premiums (millions)	234	237	250

Reinsurance Division’s net income attributed to shareholders for the second quarter of 2010 was US$4 million, compared to US$38 million reported for the prior year.  Earnings in the second quarter included net experience losses of US$53 million (2009 – losses of US$15 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items from both quarters, the net income attributed to shareholders increased by US$4 million driven by favourable claims experience.  Year-to-date net income attributed to shareholders was US$55 million compared to US$86 million for the first two quarters of 2009.

Premiums for the second quarter were US$234 million, down six per cent from US$250 million reported in the same quarter of 2009.  International Group Program premiums declined as a result of the weakened Euro against the U.S. dollar and Life Reinsurance premiums declined as a result of higher experience refunds.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Loss Attributed to Shareholders (millions)	(104)	(123)	(412)
Funds under Management (billions)	32.0	32.6	32.3

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Corporate and Other recorded a net loss attributed to shareholders of $104 million in the second quarter of 2010 compared to a net loss of $412 million for the prior year.  The second quarter 2009 loss included charges related to changes in actuarial assumptions and model enhancements of $87 million, a non-recurring tax related provision on leveraged lease investments of $139 million and credit losses of $82 million.  Excluding these amounts, the net loss attributed to shareholders in the second quarter of 2009 was $104 million.  There were no gains reported on the AFS equity portfolio in either the second quarter of 2010 or 2009.  The year-to-date net loss attributed to shareholders was $227 million compared to a loss of $876 million for the first half of 2009.

Funds under management of $32.0 billion include assets managed by MFC GIM on behalf of institutional clients of $23.9 billion as at June 30, 2010 compared to $24.9 billion as at June 30, 2009.  MFC GIM also manages $92.6 billion of assets that are included in the segregated funds, mutual funds and other managed funds of the operating divisions, an increase of $15.8 billion from the prior year of $76.8 billion.  The $32.0 billion of funds under management includes $8.2 billion of the Company’s own funds compared with $7.6 billion as at June 30, 2009.  The increase relates to the share capital issuances over the past 12 months, partially offset by the strengthened Canadian dollar.

Manulife Financial Corporation – 2010 Q2 Report

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  Given the nature of these calculations, we cannot provide assurance that the actual impact on shareholders’ economic value or net income attributed to shareholders will be as indicated.

General Fund – Risk Exposure Measures

i)  Impact on shareholders’ economic value15 arising from general fund interest rate risk

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates at all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates:

15 Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2010 Q2 Report

1% change in interest rates (1)
As at	June 30, 2010		December 31, 2009
(Canadian $ in millions)	Decrease	Increase	Decrease	Increase
Matching mandates
Insurance	$(270)	$240	$(200)	$140
Wealth Management	20	-	(10)	10
Total matching mandates	$(250)	$240	$(210)	$150
Target return mandates
Insurance	$(2,130)	$1,310	$(1,870)	$1,160
Wealth Management	(220)	120	(200)	100
Shareholders' equity account	730	(580)	540	(400)
Total target return mandates	$(1,620)	$850	$(1,530)	$860
Mandates for on-balance sheet variable annuity
and segregated fund guarantee liabilities(2)	$(580)	$280	$(130)	$90
Total	$(2,450)	$1,370	$(1,870)	$1,100

(1) See “Caution related to risk exposures” above.

(2) The increases in the sensitivities from December 31, 2009 to June 30, 2010 are the result of: (a) the increase in the policy liabilities for variable annuity guarantees and (b) a new sensitivity included as at June 30, 2010.  Unlike the December 31, 2009 sensitivities, the June 30, 2010 sensitivities include a component related to the variable annuity hedged business.  Included in the $(580) million impact as at June 30, 2010 is $(300) million related to the hedged block, and included in the $280 million impact as at June 30, 2010 is $50 million related to the hedged block.

ii)	Impact on net income attributed to shareholders as a result of changes in interest rates

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $2,300 million as at June 30, 2010 (December 31, 2009 – approximately $1,600 million) and for a one per cent decrease in government, swap and corporate rates at all maturities, across all markets with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates was estimated to be a decrease of approximately $2,700 million as at June 30, 2010 (December 31, 2009 – approximately $2,200 million).  This sensitivity includes approximately $300 million related to the hedged block of variable annuity business (December 31, 2009 – approximately $100 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology, does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future.  For new investments made or assets sold within the first 20 years, the calculation of policy liabilities assumes future interest rates grade between current interest rates and the rates assumed after 20 years. The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

iii)	Impact on net income attributed to shareholders arising from general fund market price risk

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below.  This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  If the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Manulife Financial Corporation – 2010 Q2 Report

Change in market values (1)	June 30, 2010		December 31, 2009
As at	Publicly traded	Other non-	Publicly traded	Other non-
(Canadian $ in millions)	equities	fixed income(2)	equities	fixed income(2)
10% decrease in market values	$(110)	$(763)	$(84)	$(647)
10% increase in market values	$105	$798	$81	$639

(1) See “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-Balance Sheet Products and General Fund Equity Market Risk Exposure Measures

i)  Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 51 per cent of the guarantee value was either hedged or reinsured at June 30, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at			June 30, 2010			December 31, 2009
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (3)	Guarantee value	Fund value	Amount at risk (3)
Gross living benefits(1)	$96,308	$82,591	$16,359	$92,183	$83,693	$12,710
Gross death benefits(2)	18,005	12,486	4,910	18,455	13,282	4,414
Total gross benefits	$114,313	$95,077	$21,269	$110,638	$96,975	$17,124
Living benefits reinsured	$7,858	$5,344	$2,516	$8,012	$5,818	$2,200
Death benefits reinsured	5,695	4,174	1,745	5,985	4,639	1,577
Total reinsured	$13,553	$9,518	$4,261	$13,997	$10,457	$3,777
Total, net of reinsurance	$100,760	$85,559	$17,008	$96,641	$86,518	$13,347
Living benefits hedged	$41,223	$37,658	$4,940	$24,399	$24,137	$1,782
Death benefits hedged	3,661	2,098	670	481	317	10
Total hedged	$44,884	$39,756	$5,610	$24,880	$24,454	$1,792
Living benefits retained	$47,227	$39,589	$8,903	$59,772	$53,738	$8,728
Death benefits retained	8,649	6,214	2,495	11,989	8,326	2,827
Total, net of reinsurance and hedging	$55,876	$45,803	$11,398	$71,761	$62,064	$11,555

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(3)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $4,694 million at June 30, 2010 (December 31, 2009 – $1,671 million).  The policy liabilities include both the hedged and the unhedged business and have increased from December 31, 2009 levels because the decline in equity markets in 2010 resulted in an increase in the current and projected in-the-money exposures.

Manulife Financial Corporation – 2010 Q2 Report

ii)           Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps in order to manage the sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit or loss on the hedge instruments may not fully offset the losses or gains related to the guarantee liabilities hedged because:

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;
(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;
(c)	a portion of interest rate risk is not hedged;
(d)	policy liabilities embed some provisions for adverse deviation which are not hedged; and
(e)	not all other risks are hedged (see MD&A in the 2009 Annual Report).

In determining the risk exposure measures related to a change in market value of equity funds, we have applied the following assumptions for the effectiveness of the hedging program portion.  For a ten, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in best estimate portion of the policy liabilities of the hedged guarantees.   For a ten, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be 20, 25 and 30 per cent greater, respectively, than the gain arising from the change in the best estimate portion of the policy liabilities of the hedged guarantees. These assumptions are included in the table below and the tables under iii), iv) and v) below.  Actual experience may vary from these assumptions.

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

Manulife Financial Corporation – 2010 Q2 Report

As at
(Canadian $ in millions)	June 30, 2010			December 31, 2009
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(490)	$(1,010)	$(1,570)	$(470)	$(960)	$(1,480)
Variable product guarantees	(530)	(1,290)	(2,270)	(450)	(1,080)	(1,930)
Total	$(1,020)	$(2,300)	$(3,840)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$470	$950	$1,440	$490	$1,000	$1,520
Variable product guarantees	260	430	520	290	490	600
Total	$730	$1,380	$1,960	$780	$1,490	$2,120

 (1)  See “Caution related to risk exposures” above.

iii) Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are the same as outlined in section ii) above (“Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk”), except that instead of the change in best estimate portion of the policy liabilities, the full change in the policy liabilities is used.

Change in market value of equity funds (1)

As at (Canadian $ in millions)	June 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,100)
20% decline	(2,700)	(2,600)
30% decline	(4,400)	(4,400)
10% increase	900	900

(1)  See “Caution related to risk exposures” above.

iv)	Impact on net income attributed to shareholders arising from both variable product and from the general fund market price risk for public equities

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iii) above (“Impact on net income attributed to shareholders arising from variable products public equity market price risk”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	June 30 , 2010	December 31, 2009
10% decline	$(1,300)	$(1,200)
20% decline	(2,900)	(2,800)
30% decline	(4,700)	(4,600)
10% increase	1,000	1,000

(1)  See “Caution related to risk exposures” above.

Manulife Financial Corporation – 2010 Q2 Report

v)           Impact on MLI’s MCCSR ratio from general fund and variable products public equity market price risk
Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds (1)
As at	June 30, 2010	December 31, 2009
	(percentage points)	(percentage points)
10% decline	(13)	(11)
20% decline	(27)	(25)
30% decline	(44)	(42)
10% increase	8	13

(1) See “Caution related to risk exposures” above.

Insurance Risk
Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 million to US$30 million and for survivorship life insurance from US$25 million to US$35 million.

TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$205 million as at June 30, 2010.

ACCOUNTING MATTERS AND CONTROLS

Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment

Manulife Financial Corporation – 2010 Q2 Report

return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

	Increase (Decrease) in After-Tax Income
(Canadian $ in millions)		June 30, 2010		December 31, 2009
Asset Related Assumptions Updated
Periodocially in Valuation Basis Changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income
re-investment rates (1)	$1,400	$(1,900)	$1,200	$(1,700)
100 basis point change in future annual returns
for public equities (2)	1,000	(1,000)	1,000	(1,000)
100 basis point change in future annual returns
for other non-fixed income assets (3)	2,800	(2,800)	2,200	(2,300)
100 basis point change in equity volatility
assumption for stochastic segregated fund
modeling (4)	(300)	300	(300)	400

(1)
The long-term ultimate re-investment rates (“URRs”) are assumed to be changed, however starting interest rates are assumed left unchanged at current levels. Current URRs for risk-free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-term bonds respectively.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (December 31, 2009  – $800 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(800 million) (December 31, 2009 – $(900 million)).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The increase from December 31, 2009 to June 30, 2010 is primarily related to the second order impact of the decline in interest rates.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada and 15.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and our unaudited interim consolidated financial statements and MFC’s Board of Directors approved this MD&A and our unaudited interim financial statements prior to their release.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”):

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  We will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information for 2010.

Manulife Financial Corporation – 2010 Q2 Report

Based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the potential impairment of goodwill upon transition, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.  The potential requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS in 2011, which could be material.

We do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 will be recorded in opening retained earnings.   We cannot reasonably estimate the impacts of these adjustments at this time.

In general, an entity is required to apply the principles under IFRS on a retrospective basis, however, certain optional exemptions from retrospective application exist for topics where it would be operationally impracticable.  A summary of our significant preliminary first time adoption elections under IFRS 1– “First Time Adoption of IFRS” include:

Topic	Expected impact on the Consolidated Financial Statements
Business combinations
We do not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead expect to apply the IFRS requirements prospectively to acquisitions completed after January 1, 2010.

Foreign currency
We expect to elect the one-time option to reset the cumulative translation account (CTA) to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. The CTA balance at December 31, 2009, prior to the adoption of IFRS was ($5,148) million.

Employee benefits
We do not expect to recognize the unamortized actuarial gains and losses in retained earnings upon transition to IFRS and instead expect to apply the IFRS requirements for employee benefits retrospectively as sufficient data exists to perform this calculation and it is not operationally impracticable to do so.

The remaining first time adoption elections under IFRS 1 are either not applicable or are not expected to have a material impact on our financial statements.

The key identified measurement differences between Canadian GAAP and IFRS are outlined below.  As outlined above, based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the potential impairment of goodwill upon transition, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.

Manulife Financial Corporation – 2010 Q2 Report

Topic	Expected impact on the Consolidated Financial Statements
Goodwill
The testing for impairment of goodwill under IFRS is potentially performed at a more granular level than Canadian GAAP and could result in the recognition of an impairment charge upon transition to IFRS which could be material, and/or result in more frequent impairment charges prospectively.  We expect to complete an analysis of any potential goodwill impairment upon transition to IFRS by the fourth quarter of 2010.

Investment contracts
The definition of insurance contracts differs between the two accounting bases.  Products that do not meet the definition of insurance are classified as investment contracts under IFRS and represent less than three per cent of total policyholder liabilities. These products will be measured as a financial liability at amortized cost or fair value, if elected.  We have selected accounting policies for the measurement of these contracts to ensure consistent measurement between assets and liabilities.  Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an earnings mismatch with the measurement of the liability.  Currently such bonds are measured at fair value under the fair value option under Canadian GAAP.

Embedded derivatives
Additional embedded derivatives within insurance contracts will be presented separately in other assets or other liabilities and will be measured at fair value under IFRS with changes in fair value reported in earnings.

Real estate, agriculture and private equity investments
Investments in real estate assets will be measured at fair value with the exception of owner-occupied properties which will be measured at historical cost less accumulated depreciation. Investments in agriculture assets, such as timber, will be measured at fair value with changes in fair value reported in earnings. Investments in private equities are currently held at cost under Canadian GAAP but will be measured at fair value under IFRS.  As noted below, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities.

Investments in leveraged leases
There is no specific guidance for the measurement of leveraged lease investments under IFRS.  These investments will be measured in a similar manner to a capital lease with income recognized on a constant yield basis under IFRS.

Investments in oil and gas properties
Asset retirement obligations relating to investments in oil and gas properties are discounted using a risk-free rate under IFRS as opposed to a risk adjusted discount rate under Canadian GAAP.  This difference also impacts the cumulative depletion expense recognized on these properties to date.

Impairments of Available-for-Sale (AFS) equity securities
Impairment charges under IFRS are recorded for AFS equity instruments if declines in the carrying value are significant or prolonged, irrespective of future expectations for recovery. Under Canadian GAAP, impairment charges are not recorded when such declines in value are considered to be temporary, resulting in potentially more frequent impairment charges recorded under IFRS.

Hedge accounting
Certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement which could result in additional earnings volatility.

Manulife Financial Corporation – 2010 Q2 Report

Topic	Expected impact on the Consolidated Financial Statements
Consolidation
Additional assets and liabilities from off-Balance Sheet entities, including certain private equity investment and financing vehicles are expected to be consolidated under IFRS with non-controlling amounts included in equity.  Net income under IFRS will reflect 100% of the earnings from consolidated subsidiaries under IFRS.

Employee benefits
There are differences in the determination of pension expense, including assumptions relating to the return on plan assets and treatment of plan settlements and curtailments and past service costs under IFRS.  The estimated pension expense in 2010 under IFRS is expected to be higher than under Canadian GAAP primarily as a result of the amortization of the 2008 unrecognized net actuarial losses.

Loan origination costs
Certain internal costs are not considered to be incremental costs directly attributable to the origination of loans and mortgages issued by Manulife Bank and are excluded from effective interest calculations and expensed to income under IFRS. Under Canadian GAAP, these costs are included as an adjustment to the carrying value of the loan and are amortized over the effective life of the loan or mortgage.

Share-based compensation
IFRS requires the use of the graded vesting method to account for awards that vest in installments over the vesting period as opposed to straight line recognition currently applied under Canadian GAAP resulting in accelerated compensation expense for these awards under IFRS.

Securitizations
In 2008, the Company sold and transferred certain mortgage assets to the Canadian Mortgage Bond Program.  Under existing IFRS requirements, these mortgages would be recorded on-Balance Sheet and treated as a “secured borrowing”.  In July 2010, the International Accounting Standards Board (“IASB”) voted to amend the effective date of the requirements for securitization and similar transactions to be applied on a prospective basis from the date of adoption of IFRS.  If ratified after the expected 60-day comment period, securitizations completed prior to January 1, 2010 would remain off-Balance Sheet under IFRS.

Income tax	The tax effects of the identified differences above as well as differences in the determination of uncertain tax provisions could result in additional earnings volatility.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013.  Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

Manulife Financial Corporation – 2010 Q2 Report

The key identified financial statement presentation differences between IFRS and Canadian GAAP include:
Topic	Expected impact on the Consolidated Financial Statements
Net income
Under IFRS net income includes income attributable to non-controlling interest.  Total net income on the Statement of Operations is then attributed to controlling interests (shareholder and participating products) and non-controlling interests.

Reinsurance balances
Reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP and disclosed in note 7(a) of our consolidated financial statements for the year ended December 31, 2009, will be presented on a gross basis on both the Balance Sheet and Statement of Operations under IFRS.

Segregated funds
Under Canadian GAAP, segregated fund assets and liabilities are shown on the face of the Balance Sheet, but not included in the total assets and liabilities.  Under IFRS, these balances will be included in total assets and liabilities on the Balance Sheet.

As part of the IFRS transition process, we are evaluating its effect on regulatory capital requirements.  At this stage, the impact on capital requirements as a result of the initial IFRS adoption in 2011 is not expected to be material.

Update on IFRS transition progress:

Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above.  Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

As outlined above, we have completed the preliminary IFRS first-time adoption elections and identified the key applicable accounting policy differences. The most significant remaining milestones in our plan include finalization of the opening IFRS Balance Sheet and quantification of the quarterly comparative results and note disclosures under IFRS.  Project status is reviewed by the oversight committee on a monthly basis.  Our transition status is currently on-track in accordance with our overall transition plan to have these milestones completed by the end of the year.

Manulife Financial Corporation – 2010 Q2 Report

Future IFRS changes post adoption in 2011:
As indicated above, the IFRS standard for insurance contracts is currently being developed and is not expected to be effective until at least 2013.  The insurance contracts accounting policy proposals being considered by the IASB do not connect the measurement of insurance liabilities with the assets that support the payment of those liabilities and, therefore, the proposals may lead to a large initial increase in insurance liabilities and required regulatory capital upon adoption, as well as significant ongoing volatility in our reported results and regulatory capital particularly for long duration guaranteed products.  This in turn could have significant negative consequences to our customers, shareholders and the capital markets.  We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.  The IASB recently released an exposure draft of its proposals on insurance contracts with a four month comment period.  We are currently reviewing the proposals and along with the Canadian insurance industry expect to provide comments and input to the IASB.

The insurance industry in Canada is currently working with OSFI and the federal government on these matters and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the business model of a life insurance company and in particular, the implications for long duration guaranteed products.

TRANSACTIONS WITH RELATED PARTIES

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs.  Note 17 to the annual consolidated financial statements on pages 126 to 128 of our 2009 Annual Report describes the entities with which the Company has significant relationships.

Manulife Financial Corporation – 2010 Q2 Report

QUARTERLY FINANCIAL INFORMATION
The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended, (Canadian $ in millions, except per share amounts)	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Revenue
Premium income
Life and health insurance (1)	$3,356	$3,215	$3,575	$3,576	$3,573	$4,275	$4,460	$4,017
Annuities and pensions	1,114	1,180	1,156	1,947	2,147	2,697	2,562	1,841
Total premium income	$4,470	$4,395	$4,731	$5,523	$5,720	$6,972	$7,022	$5,858
Investment income	2,094	2,042	2,061	2,082	2,061	1,837	1,786	1,750
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes (2)	3,817	1,149	(1,441)	4,661	2,145	(2,103)	1,519	(3,150)
Other revenue	1,529	1,579	1,620	1,486	1,459	1,293	1,323	1,369
Total revenue	$11,910	$9,165	$6,971	$13,752	$11,385	$7,999	$11,650	$5,827
Income (loss) before income taxes	$(3,346)	$1,355	$981	$(701)	$1,695	$(2,127)	$(2,596)	$677
Income tax (expense) recovery	971	(207)	(136)	563	89	1,056	727	(170)
Net income (loss)	$(2,375)	$1,148	$845	$(138)	$1,784	$(1,071)	$(1,869)	$507
Net income (loss) attributed to shareholders	$(2,378)	$1,140	$868	$(172)	$1,774	$(1,068)	$(1,870)	$510

Basic earnings (loss) per common share	$(1.36)	$0.64	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34
Diluted earnings (loss) per common share	$(1.36)	$0.64	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33
Segregated funds deposits	$5,968	$7,204	$7,343	$6,091	$7,391	$8,259	$8,847	$7,689
Total assets – general fund	$220,219	$206,521	$205,845	$208,650	$208,238	$214,227	$211,135	$182,078
Segregated funds net assets	$190,243	$194,149	$191,741	$188,148	$178,161	$164,464	$165,380	$166,098

Weighted average common shares (in millions)	1,762	1,758	1,669	1,615	1,611	1,610	1,519	1,492
Diluted weighted average common shares (in millions)	1,762	1,763	1,673	1,615	1,616	1,610	1,519	1,503
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.26	$0.26	$0.26	$0.26
CDN$ to $1US – Balance Sheet	1.0606	1.0156	1.0466	1.0722	1.1625	1.2602	1.2246	1.0599
CDN$ to $1US – Statement of Operations	1.0276	1.0401	1.0562	1.0979	1.1668	1.2456	1.2118	1.0411

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)
For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Manulife Financial Corporation – 2010 Q2 Report

QUARTERLY DIVIDEND

On August 5, 2010, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after September 20, 2010 to shareholders of record at the close of business on August 17, 2010.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2010 to shareholders of record at the close of business on August 17, 2010.

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.35 per share

OUTSTANDING SHARES – SELECTED INFORMATION

Class A Shares Series 1

As at August 6, 2010, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the average trading of MFC common shares for the 20 days ending four days prior to the exchange date.

Common Shares

As at August 6, 2010, MFC had 1,766 million common shares outstanding.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Adjusted Earnings from Operations; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; Sales; New Business Embedded Value; and Impact on Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2010 Q2 Report

Return on Equity
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Net income (loss) available to common shareholders	$(2,398)	$1,120	$1,758
Opening total equity available to common shareholders	$27,816	$27,405	$25,442
Closing total equity available to common shareholders	26,290	27,816	26,173
Weighted average total equity available to common shareholders	$27,053	$27,610	$25,808
Opening AOCI on AFS securities and cash flow hedges	$633	$564	$(917)
Closing AOCI on AFS securities and cash flow hedges	630	633	111
Adjustment for average AOCI	$(631)	$(598)	$403
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$26,422	$27,012	$26,211

ROE based on weighted average total equity available to common shareholders (annualized)	(35.5)%	16.5%	27.3%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	(36.4)%	16.8%	26.9%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2009.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and Deposits
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Premium income	$4,470	$4,395	$5,720
Deposits from policyholders	5,968	7,204	7,391
Premiums and deposits per financial statements	$10,438	$11,599	$13,111
Mutual fund deposits	3,056	2,966	2,141
Institutional advisory account deposits	1,060	847	2,190
ASO premium equivalents	673	676	662
Group Benefits ceded premiums	916	906	932
Other fund deposits	131	144	160
Total premiums and deposits	$16,274	$17,138	$19,196
Currency impact	1,537	1,363	-
Constant currency premiums and deposits	$17,811	$18,501	$19,196

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Manulife Financial Corporation – 2010 Q2 Report

Funds Under Management
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Total invested assets	$199,272	$188,308	$188,332
Total segregated funds net assets held by the Company	189,163	193,103	177,586
Funds under management per financial statements	$388,435	$381,411	$365,918
Mutual funds	36,342	36,766	26,435
Institutional advisory accounts (excluding segregated funds)	21,705	20,866	21,956
Other funds	7,446	7,419	6,621
Total funds under management	$453,928	$446,462	$420,930
Currency impact	29,922	46,327	-
Constant currency funds under management	$483,850	$492,789	$420,930

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity excluding AOCI on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Capital
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Total equity	$27,804	$29,326	$27,661
Less AOCI (loss) on cash flow hedges	(172)	(54)	(98)
Add liabilities for preferred shares and qualifying capital instruments	4,043	4,022	3,092
Add non-controlling interest in subsidiaries	259	246	209
Total capital	$32,278	$33,648	$31,060

Sales are measured according to product type.

(i)
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii)
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.  NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior

Manulife Financial Corporation – 2010 Q2 Report

assumptions, expense and investment assumptions used in the pricing of the products sold.  The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.  For variable annuity products, the interest rates used in the calculation of NBEV are based on the interest rates at the time the business is issued.  The principal economic assumptions used in the NBEV calculations in 2010 were based on January 1, 2010 markets and were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from

Manulife Financial Corporation – 2010 Q2 Report

counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

This MD&A should be read in conjunction with our unaudited interim consolidated financial statements as at and for the three months and six months ended June 30, 2010 and 2009 and the MD&A and audited consolidated financial statements contained in our 2009 Annual Report. This MD&A is current as of August 12, 2010.

Manulife Financial Corporation – 2010 Q2 Report

Consolidated Balance Sheets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2010	2009	2009
Assets
Invested assets (note 3)
Cash and short-term securities	$17,508	$18,780	$17,110
Securities
Bonds	96,674	85,107	83,725
Stocks	9,585	9,688	9,688
Loans
Mortgages	31,781	30,699	31,379
Private placements	22,523	22,912	24,701
Policy loans	6,857	6,609	7,090
Bank loans	2,438	2,457	2,458
Real estate	6,028	5,897	6,228
Other investments	5,878	5,321	5,953
Total invested assets	$199,272	$187,470	$188,332
Other assets
Accrued investment income	$1,621	$1,540	$1,667
Outstanding premiums	717	812	771
Goodwill and intangible assets	9,221	9,127	9,623
Derivatives (note 4)	4,899	2,680	3,713
Miscellaneous	4,489	4,216	4,132
Total other assets	$20,947	$18,375	$19,906
Total assets	$220,219	$205,845	$208,238
Segregated funds net assets	$190,243	$191,741	$178,161
Liabilities and Equity
Policy liabilities (note 5)	$155,519	$141,687	$143,946
Deferred realized net gains	106	108	113
Bank deposits	15,669	14,735	14,483
Consumer notes	1,211	1,291	1,486
Long-term debt	3,307	3,308	4,296
Future income tax liability	1,092	1,883	1,811
Derivatives (note 4)	3,534	2,656	3,319
Other liabilities	7,122	6,487	7,280
	$187,560	$172,155	$176,734
Liabilities for preferred shares and capital instruments	4,596	4,581	3,634
Non-controlling interest in subsidiaries	259	202	209
Equity
Participating policyholders' equity	91	80	69
Shareholders' equity
Preferred shares	1,422	1,422	1,419
Common shares	19,088	18,937	16,250
Contributed surplus	195	182	169
Retained earnings	11,131	12,870	12,639
Accumulated other comprehensive income (loss)
on available-for-sale securities	802	612	209
on cash flow hedges	(172)	(48)	(98)
on translation of self-sustaining foreign operations	(4,753)	(5,148)	(2,996)
Total equity	$27,804	$28,907	$27,661
Total liabilities and equity	$220,219	$205,845	$208,238
Segregated funds net liabilities	$190,243	$191,741	$178,161

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                Gail Cook-Bennett
President and Chief Executive Officer                                              Chair of the Board of Directors

Manulife Financial Corporation – 2010 Q2 Report

Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2010	2009	2010	2009
Revenue
Premium income (note 11)	$4,470	$5,720	$8,865	$12,692
Investment income
Investment income	2,094	2,061	4,136	3,898
Realized and unrealized gains on assets supporting
policy liabilities and consumer notes	3,817	2,145	4,966	42
Other revenue	1,529	1,459	3,108	2,752
Total revenue	$11,910	$11,385	$21,075	$19,384
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,064	$1,139	$2,190	$2,974
Maturity and surrender benefits	1,314	1,921	2,376	4,512
Annuity payments	680	798	1,468	1,680
Policyholder dividends and experience rating refunds	292	330	575	750
Net transfers (from) to segregated funds	(78)	705	107	1,341
Change in actuarial liabilities	9,599	2,016	11,560	3,345
General expenses	898	921	1,781	1,845
Investment expenses	233	237	471	469
Commissions	912	1,016	1,821	1,994
Interest expense	262	543	559	761
Premium taxes	75	62	148	135
Non-controlling interest in subsidiaries	5	2	10	10
Total policy benefits and expenses	$15,256	$9,690	$23,066	$19,816

Income (loss) before income taxes	$(3,346)	$1,695	$(1,991)	$(432)
Income tax recovery	971	89	764	1,145
Net income (loss)	$(2,375)	$1,784	$(1,227)	$713

Net income attributed to participating policyholders	$3	$10	$11	$7

Net income (loss) attributed to shareholders	$(2,378)	$1,774	$(1,238)	$706
Preferred share dividends	(20)	(16)	(40)	(23)
Net income (loss) available to common shareholders	$(2,398)	$1,758	$(1,278)	$683

Weighted average number of common shares
outstanding (in millions)	1,762	1,611	1,760	1,611
Weighted average number of diluted common shares
outstanding (in millions) (note 8)	1,762	1,616	1,760	1,615

Basic earnings (loss) per common share	$(1.36)	$1.09	$(0.73)	$0.42
Diluted earnings (loss) per common share	$(1.36)	$1.09	$(0.73)	$0.42
Dividends per common share	$0.13	$0.26	$0.26	$0.52
The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q2 Report

Consolidated Statements of Equity

For the six months ended June 30, (Canadian $ in millions, unaudited)	2010	2009
Participating policyholders' equity
Balance, January 1	$80	$62
Income for the period	11	7
Balance, June 30	$91	$69

Preferred shares
Balance, January 1	$1,422	$638
Issued	-	800
Issuance costs, net of tax	-	(19)
Balance, June 30	$1,422	$1,419

Common shares
Balance, January 1	$18,937	$16,157
Issued on exercise of stock options and deferred share units	2	22
Issued under dividend reinvestment and share purchase plans	149	71
Balance, June 30	$19,088	$16,250

Contributed surplus
Balance, January 1	$182	$160
Exercise of stock options	-	(1)
Stock option expense	13	12
Tax benefit (loss) of stock options exercised	-	(2)
Balance, June 30	$195	$169

Shareholders' retained earnings
Balance, January 1	$12,870	$12,796
Net income (loss) attributed to shareholders	(1,238)	706
Preferred share dividends	(40)	(23)
Common share dividends	(461)	(840)
Balance, June 30	$11,131	$12,639

Accumulated other comprehensive (loss) income ("AOCI")
On available-for-sale securities
Balance, January 1	$612	$(521)
Change in unrealized gains/losses, net of taxes	190	730
Balance, June 30	$802	$209

On cash flow hedges
Balance, January 1	$(48)	$(325)
Change in unrealized gains/losses, net of taxes	(124)	227
Balance, June 30	$(172)	$(98)

On translation of self-sustaining foreign operations
Balance, January 1	$(5,148)	$(1,770)
Change in unrealized currency translation gains/losses, net of taxes	395	(1,226)
Balance, June 30	$(4,753)	$(2,996)
Total of shareholders' retained earnings and AOCI, June 30	$7,008	$9,754

Total equity, June 30	$27,804	$27,661

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q2 Report

Consolidated Statements of Comprehensive Income (Loss)

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009

Net income (loss) attributed to shareholders	$(2,378)	$1,774	$(1,238)	$706
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized gains arising during the period	$108	$789	$213	$494
Reclassification of realized (gains) losses and impairments to net income	7	65	(23)	236
	$115	$854	$190	$730
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges
Unrealized gains (losses) arising during the period	$(125)	$177	$(129)	$231
Reclassification of realized (gains) losses to net income	7	(3)	5	(4)
	$(118)	$174	$(124)	$227
Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translation of financial statements	$1,172	$(2,054)	$415	$(1,425)
On hedges	(153)	339	(20)	199
	$1,019	$(1,715)	$395	$(1,226)
Total other comprehensive income (loss)	$1,016	$(687)	$461	$(269)
Total comprehensive income (loss) attributed to shareholders	$(1,362)	$1,087	$(777)	$437

Income taxes included in components of Other Comprehensive Income (Loss)

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009
Income tax expense (recovery)
Change in unrealized gains/losses on available-for-sale financial securities
Income tax expense (recovery) from unrealized gains/losses arising during the period	$42	$300	$76	$246
Income tax recovery related to reclassification of realized gains/losses and impairments/recoveries to net income	1	29	4	87
	$43	$329	$80	$333
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	$(66)	$94	$(69)	$121
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	3	(1)	2	1
	$(63)	$93	$(67)	$122
Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax expense (recovery) on translation	$3	$-	$(5)	$-
Income tax expense (recovery) on hedges	(52)	140	2	83
	$(49)	$140	$(3)	$83
Total income tax expense (recovery)	$(69)	$562	$10	$538

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q2 Report

Consolidated Statements of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009
Operating activities
Net income (loss)	$(2,375)	$1,784	$(1,227)	$713
Adjustments for non-cash items in net income
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional annuity contracts	9,840	2,714	11,834	5,240
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(12)	(31)	(24)	(71)
Accretion of discount on invested assets	(96)	(87)	(187)	(180)
Other amortization	66	73	132	149
Net realized and unrealized (gains) losses including impairments	(3,724)	(1,758)	(4,856)	805
Change in fair value of consumer notes	3	79	13	68
Future income tax recovery	(938)	(37)	(775)	(1,102)
Stock option expense	5	6	13	12
Non-controlling interest in subsidiaries	-	2	5	10
Net income adjusted for non-cash items	$2,769	$2,745	$4,928	$5,644
Changes in policy related and operating receivables and payables	397	356	716	(20)
Cash provided by operating activities	$3,166	$3,101	$5,644	$5,624
Investing activities
Purchases and mortgage advances	$(11,620)	$(12,616)	$(24,580)	$(22,178)
Disposals and repayments	8,243	9,530	16,682	17,001
Amortization of premiums on invested assets	123	130	251	273
Changes in investment broker net receivables and payables	7	(925)	373	253
Cash used in investing activities	$(3,247)	$(3,881)	$(7,274)	$(4,651)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(17)	$(32)	$(18)	$(1,113)
Issue of long-term debt, net	-	1,592	-	1,592
Repayment of long-term debt	-	(905)	(1)	(1,000)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(241)	(698)	(274)	(1,895)
Consumer notes matured	(82)	(122)	(135)	(418)
Changes in bank deposits, net	319	1,018	902	2,278
Shareholder dividends paid in cash	(170)	(366)	(353)	(792)
Funds borrowed (repaid), net	6	18	9	(32)
Capital from joint venture partner	-	-	40	-
Preferred shares issued, net	-	339	-	781
Common shares issued, net	1	4	2	19
Cash provided by (used in) financing activities	$(184)	$848	$172	$(580)
Cash and short-term securities
(Decrease) increase during the period	$(265)	$68	$(1,458)	$393
Effect of exchange rate changes on cash and short-term securities	567	(1,032)	201	(768)
Balance, beginning of period	16,696	17,379	18,255	16,790
Balance, June 30	$16,998	$16,415	$16,998	$16,415

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$17,289	$18,062	$18,780	$17,269
Net payments in transit, included in other liabilities	(593)	(683)	(525)	(479)
Net cash and short-term securities, beginning of period	$16,696	$17,379	$18,255	$16,790
End of period
Gross cash and short-term securities	$17,508	$17,110	$17,508	$17,110
Net payments in transit, included in other liabilities	(510)	(695)	(510)	(695)
Net cash and short-term securities, June 30	$16,998	$16,415	$16,998	$16,415

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q2 Report

Segregated Funds
Consolidated Statements of Net Assets

As at (Canadian $ in millions, unaudited)	June 30, 2010	December 31, 2009	June 30, 2009
Investments, at market value
Cash and short-term securities	$2,846	$3,447	$3,775
Bonds	7,547	7,340	7,220
Stocks and mutual funds	176,477	177,504	163,747
Other investments	5,256	5,267	4,420
Accrued investment income	70	76	73
Other liabilities, net	(1,953)	(1,893)	(1,074)
Total segregated funds net assets	$190,243	$191,741	$178,161

Composition of segregated funds net assets
Held by policyholders	$189,163	$190,665	$177,586
Held by the Company	129	118	222
Held by other contract holders	951	958	353
Total segregated funds net assets	$190,243	$191,741	$178,161

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months ended June 30,		For the six months ended June 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009
Net policyholder cash flow
Deposits from policyholders	$5,968	$7,391	$13,172	$15,650
Net transfers (to) from general fund	(78)	705	107	1,341
Payments to policyholders	(5,064)	(4,307)	(10,421)	(8,643)
	$826	$3,789	$2,858	$8,348
Investment related
Interest and dividends	$838	$876	$1,530	$1,797
Net realized and unrealized investment gains (losses)	(12,123)	19,941	(6,836)	11,742
	$(11,285)	$20,817	$(5,306)	$13,539
Other
Management and administrative fees	$(819)	$(768)	$(1,695)	$(1,532)
Effect of currency exchange rate changes	7,372	(10,141)	2,645	(7,574)
	$6,553	$(10,909)	$950	$(9,106)

Net additions (deductions)	$(3,906)	$13,697	$(1,498)	$12,781
Segregated funds net assets, beginning of period	194,149	164,464	191,741	165,380
Segregated funds net assets, June 30	$190,243	$178,161	$190,243	$178,161

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q2 Report

Notes to the Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

Note 1                 Basis of Presentation

These Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009 and the accompanying notes included on pages 74 to 153 of the Company’s 2009 Annual Report.

Note 2                 Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.   Refer to the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2010, for an overview of the expected impacts resulting from the adoption of IFRS.

Note 3                 Invested Assets

a)      Carrying values and fair values of invested assets

As at June 30, 2010	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$735	$14,245	$2,528	$17,508	$17,508
Bonds (2)
Canadian government & agency	8,765	4,917	-	13,682	13,682
U.S. government & agency (3)	8,080	3,591	-	11,671	11,671
Other government & agency	5,756	1,170	-	6,926	6,926
Corporate	50,677	6,232	-	56,909	56,909
Mortgage/asset-backed securities	6,783	703	-	7,486	7,486
Stocks (4)	7,268	2,317	-	9,585	9,585
Loans
Mortgages (5)	-	-	31,781	31,781	33,413
Private placements (6)	-	-	22,523	22,523	23,839
Policy loans (7)	-	-	6,857	6,857	6,857
Bank loans (5)	-	-	2,438	2,438	2,447
Real estate (8)	-	-	6,028	6,028	6,294
Other investments (9)	-	-	5,878	5,878	6,630
Total invested assets	$88,064	$33,175	$78,033	$199,272	$203,247

Manulife Financial Corporation – 2010 Q2 Report

As at December 31, 2009	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$651	$16,118	$2,011	$18,780	$18,780
Bonds (2)
Canadian government & agency	8,143	4,325	-	12,468	12,468
U.S. government & agency (3)	5,395	2,200	-	7,595	7,595
Other government & agency	5,105	1,022	-	6,127	6,127
Corporate	46,163	5,307	-	51,470	51,470
Mortgage/asset-backed securities	6,738	709	-	7,447	7,447
Stocks (4)	7,276	2,412	-	9,688	9,688
Loans
Mortgages (5)	-	-	30,699	30,699	31,646
Private placements (6)	-	-	22,912	22,912	23,544
Policy loans (7)	-	-	6,609	6,609	6,609
Bank loans (5)	-	-	2,457	2,457	2,468
Real estate (8)	-	-	5,897	5,897	6,343
Other investments (9)	-	-	5,321	5,321	5,853
Total invested assets	$79,471	$32,093	$75,906	$187,470	$190,038

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds, including corporate, U.S. treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $3,499 of state issued securities (December 31, 2009 – $2,141).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable-rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate (December 31, 2009 – $4).

(9)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

b)	Bonds and stocks classified as fair value option

The fair value option was elected for securities backing policy liabilities and consumer notes in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related policy liabilities and consumer notes.   There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in actuarial liabilities are not reflected in other comprehensive income.

Gains (losses) on bonds and stocks classified as fair value option

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009
Bonds	$2,211	$2,875	$3,177	$1,654
Stocks	$(479)	$1,004	$(309)	$683

Manulife Financial Corporation – 2010 Q2 Report

c)    Bonds and stocks classified as Available-for-Sale
The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at June 30, 2010	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,292	$643	$(18)	$4,917
U.S. government & agency	3,389	204	(2)	3,591
Other government & agency	1,126	47	(3)	1,170
Corporate	5,784	505	(57)	6,232
Mortgage/asset-backed securities	767	32	(96)	703
Total bonds	$15,358	$1,431	$(176)	$16,613
Stocks (1)	2,422	114	(219)	2,317
Total bonds and stocks	$17,780	$1,545	$(395)	$18,930

As at December 31, 2009	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,840	$549	$(64)	$4,325
U.S. government & agency	2,150	71	(21)	2,200
Other government & agency	980	48	(6)	1,022
Corporate	4,949	421	(63)	5,307
Mortgage/asset-backed securities	821	8	(120)	709
Total bonds	$12,740	$1,097	$(274)	$13,563
Stocks (1)	2,357	175	(120)	2,412
Total bonds and stocks	$15,097	$1,272	$(394)	$15,975
 (1)   The largest single issuer represented 17% (December 31, 2009 – 26%) of the fair value of stocks classified as AFS.

A tax expense of $348 (December 31, 2009 – $266) reduces the pre-tax net unrealized gain of $1,150 (December 31, 2009 – $878) above to $802 (December 31, 2009 – $612).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in Accumulated Other Comprehensive Income (“AOCI”) to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the period. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009

Sale of bonds
Sale proceeds	$248	$242	$429	$456
Gross gains	11	11	31	24
Gross losses	(4)	(2)	(26)	(10)
Sale of stocks
Sale proceeds	70	62	557	190
Gross gains	3	46	95	89
Gross losses	(4)	(49)	(55)	(108)
Sale of short-term securities
Sale proceeds	2,131	2,041	4,354	3,625
Gross gains	-	-	-	-
Gross losses	-	-	-	-

Manulife Financial Corporation – 2010 Q2 Report

Aging of unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify other than temporary impairments (“OTTI”).  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost.  The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at June 30, 2010	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$163	$159	$(4)	$219	$205	$(14)	$382	$364	$(18)
U.S. government & agency	135	135	-	45	43	(2)	180	178	(2)
Other government & agency	90	89	(1)	44	42	(2)	134	131	(3)
Corporate	961	952	(9)	588	540	(48)	1,549	1,492	(57)
Mortgage/asset-backed securities	36	32	(4)	239	147	(92)	275	179	(96)
Total bonds	$1,385	$1,367	$(18)	$1,135	$977	$(158)	$2,520	$2,344	$(176)
Stocks	1,424	1,205	(219)	-	-	-	1,424	1,205	(219)
Total bonds and stocks	$2,809	$2,572	$(237)	$1,135	$977	$(158)	$3,944	$3,549	$(395)

	Less than 12 months			12 months or more			Total
As at December 31, 2009	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,832	$1,788	$(44)	$185	$165	$(20)	$2,017	$1,953	$(64)
U.S. government & agency	806	786	(20)	17	16	(1)	823	802	(21)
Other government & agency	167	162	(5)	15	14	(1)	182	176	(6)
Corporate	367	360	(7)	769	713	(56)	1,136	1,073	(63)
Mortgage/asset-backed securities	36	34	(2)	320	202	(118)	356	236	(120)
Total bonds	$3,208	$3,130	$(78)	$1,306	$1,110	$(196)	$4,514	$4,240	$(274)
Stocks	1,074	954	(120)	-	-	-	1,074	954	(120)
Total bonds and stocks	$4,282	$4,084	$(198)	$1,306	$1,110	$(196)	$5,588	$5,194	$(394)

At June 30, 2010, there were 502 (December 31, 2009 – 854) AFS bonds with an aggregate gross unrealized loss of $176 (December 31, 2009 – $274) of which the single largest unrealized loss was $10 (December 31, 2009 – $27). The decrease in unrealized losses was largely the result of lower market yields across all bond categories.  The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At June 30, 2010, there were 1,205 (December 31, 2009 – 575) stocks with an aggregate gross unrealized loss of $219 (December 31, 2009 – $120) of which the single largest unrealized loss was $25 (December 31, 2009 – $9). The Company anticipates that these stocks will recover in value in the near term.

As of June 30, 2010, 80 per cent (December 31, 2009 – 80 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy and the Company’s intent to retain these investments for a period of time sufficient to allow for recovery in value, the Company has determined that these securities are only temporarily impaired and their carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 39 months (December 31, 2009 – 12 to 33 months).

Manulife Financial Corporation – 2010 Q2 Report

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at June 30, 2010	Amortized cost	Fair value
Maturity
One year or less	$1,419	$1,427
Over one year through five years	3,816	3,972
Over five years through ten years	3,297	3,635
Over ten years	6,059	6,876
Subtotal	$14,591	$15,910
Asset-backed and mortgage-backed securities	767	703
Total	$15,358	$16,613

Asset-backed securities, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Note 4                 Derivative and Hedging Instruments

See “Capital markets hedging program” in note 8 of the 2009 annual consolidated financial statements on page 106 of the Company’s 2009 Annual Report for an explanation of the Company’s hedging program for its variable annuity product guarantees.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges with respective investment gains (losses) outlined in the tables below.

Manulife Financial Corporation – 2010 Q2 Report

Fair value hedges

For the three months ended June 30, 2010
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(95)	$98	$3
	Fixed rate liabilities	11	(11)	-
Foreign currency swaps	Fixed rate assets	(17)	15	(2)
	Floating rate liabilities	(2)	(7)	(9)
Total		$(103)	$95	$(8)

For the three months ended June 30, 2009
Interest rate swaps	Fixed rate assets	$269	$(289)	$(20)
	Fixed rate liabilities	(8)	8	-
Foreign currency swaps	Fixed rate assets	65	(56)	9
	Floating rate liabilities	(5)	5	-
Total		$321	$(332)	$(11)

For the six months ended June 30, 2010
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(151)	$134	$(17)
	Fixed rate liabilities	8	(8)	-
Foreign currency swaps	Fixed rate assets	(26)	48	22
	Floating rate liabilities	-	(9)	(9)
Total		$(169)	$165	$(4)

For the six months ended June 30, 2009
Interest rate swaps	Fixed rate assets	$378	$(403)	$(25)
	Fixed rate liabilities	(9)	9	-
Foreign currency swaps	Fixed rate assets	88	(86)	2
	Floating rate liabilities	(13)	13	-
Total		$444	$(467)	$(23)

Manulife Financial Corporation – 2010 Q2 Report

Cash flow hedges

For the three months ended June 30, 2010
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(36)	$(3)	$-
Foreign currency swaps	Fixed rate assets	5	-	-
	Floating rate liabilities	(130)	-	-
Foreign currency forwards	Forecasted expenses	(14)	-	-
Total return swaps	Stock-based compensation	(21)	-	-
Total		$(196)	$(3)	$-

For the three months ended June 30, 2009
Interest rate swaps	Forecasted liabilities	$52	$(4)	$-
Foreign currency swaps	Fixed rate assets	4	-	-
	Floating rate liabilities	212	-	-
Foreign currency forwards	Forecasted expenses	25	-	-
Total return swaps	Stock-based compensation	26	-	-
Total		$319	$(4)	$-

For the six months ended June 30, 2010
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(63)	$(7)	$-
Foreign currency swaps	Fixed rate assets	5	-	-
	Floating rate liabilities	(104)	-	-
Foreign currency forwards	Forecasted expenses	(13)	-	-
Total return swaps	Stock-based compensation	(20)	-	-
Total		$(195)	$(7)	$-

For the six months ended June 30, 2009
Interest rate swaps	Forecasted liabilities	$93	$(4)	$2
Foreign currency swaps	Fixed rate assets	4	-	-
	Floating rate liabilities	238	-	-
Foreign currency forwards	Forecasted expenses	27	-	-
Total return swaps	Stock-based compensation	20	-	-
Total		$382	$(4)	$2
The Company anticipates that net losses of approximately $32 will be reclassified from AOCI to net income within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Manulife Financial Corporation – 2010 Q2 Report

Hedges of net investments in self-sustaining foreign operations

For the three months ended June 30, 2010
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$(36)	$-	$-
Foreign currency forwards	(205)	-	-
Total	$(241)	$-	$-

For the three months ended June 30, 2009
Currency swaps	$37	$-	$-
Foreign currency forwards	479	-	-
Total	$516	$-	$-

For the six months ended June 30, 2010
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$(23)	$-	$-
Foreign currency forwards	(17)	-	-
Total	$(40)	$-	$-

For the six months ended June 30, 2009
Currency swaps	$22	$-	$-
Foreign currency forwards	281	-	-
Total	$303	$-	$-

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the hedged items in these portfolios are recorded at fair value.  Accordingly, the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur and generally offset to the extent the hedges are effective.  Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Operations are shown in the following table.

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$1,791	$(1,560)	$1,939	$(2,296)
Stock futures	414	(214)	240	(94)
Currency futures	(1)	(21)	33	(25)
Interest rate futures	(80)	11	(89)	8
Interest rate options	-	2	(1)	2
Total return swaps	(11)	(62)	(6)	(62)
Foreign currency swaps	(29)	84	(48)	102
Foreign currency forwards	(3)	34	17	14
Total investment income (loss) from derivatives
in non-hedging relationships	$2,081	$(1,726)	$2,085	$(2,351)

Manulife Financial Corporation – 2010 Q2 Report

Fair value of derivatives

The fair value of derivative instruments is summarized by term to maturity in the following tables.  Fair values shown do not incorporate the impact of master netting agreements (see note 6(d)).

Term to maturity	Less than	1 to 5	Over 5
As at June 30, 2010	1 year	years	years	Total
Derivative assets	$138	$383	$4,378	$4,899
Derivative liabilities	$229	$870	$2,435	$3,534

As at December 31, 2009
Derivative assets	$271	$362	$2,047	$2,680
Derivative liabilities	$214	$818	$1,624	$2,656

See also note 7 regarding the fair value measurements of derivatives.

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

As at		June 30, 2010			December 31, 2009
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$2,226	$16	$220	$1,951	$14	$73
	Foreign currency swaps	1,071	41	97	1,064	47	79
Cash flow hedges	Interest rate swaps	719	-	24	1,108	39	-
	Foreign currency swaps	709	2	85	717	20	4
	Forward contracts	209	32	-	278	45	-
	Equity contracts	126	1	11	91	10	-
Net investment hedges	Foreign currency swaps	322	-	66	322	-	43
	Forward contracts	4,028	9	101	5,377	110	13
Total derivatives in hedging relationships		$9,410	$101	$604	$10,908	$285	$212

Non-hedging relationships
	Interest rate swaps	$70,593	$4,364	$2,195	$61,391	$2,020	$1,659
	Interest rate options	192	-	-	300	1	-
	Foreign currency swaps	7,654	430	716	8,375	371	781
	Forward contracts	6,021	2	8	2,167	-	2
	Equity contracts	4,710	2	11	2,262	3	-
	Embedded derivatives	-	-	-	-	-	2
Total derivatives in non-hedging relationships		$89,170	$4,798	$2,930	$74,495	$2,395	$2,444
Total derivatives		$98,580	$4,899	$3,534	$85,403	$2,680	$2,656

Note 5                 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities.  The net impact of changes in assumptions and model enhancements was a decrease in policy liabilities of $18 for the three months ended June 30, 2010 (2009 – increase of $47).  As a result of these changes, shareholders' pre-tax income increased by $18 (2009 – decreased by $47). These pre-tax amounts were reported in the Corporate and Other segment.

The $18 impact on policy liabilities for changes in assumptions and model enhancements in the second quarter of 2010 was mostly related to a favourable $20 impact from model refinements.

Manulife Financial Corporation – 2010 Q2 Report

The $2 increase in policy liabilities for changes in assumptions and model enhancements in the first quarter of 2010 consisted of largely offsetting items related to enhancements to valuation systems as well as refinements to valuation methods and assumptions used to project liability cash flows.

The changes in assumptions and model enhancements for the second quarter of 2009 included an increase in policy liabilities of $182 from updated policyholder behaviour assumptions related to withdrawals in the Japan segregated fund business.  This was largely offset by a net release from refinements to the modeling of liability cash flows across a number of businesses, most significantly related to tax treatment in the valuation of the U.S. segregated fund business.

The net impact of changes in assumptions and model enhancements was an increase in policy liabilities of $269 for the three months ended March 31, 2009. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in pre-tax shareholders’ income of $271. These pre-tax amounts were reported in the Corporate and Other segment.

The changes in assumptions and model enhancements for the first quarter of 2009 included a net increase in policy liabilities from a change in modeling methodology for segregated funds and a net increase from refinements in the modeling of liability cash flows across a number of businesses, most significantly in the U.S. long-term care business, partially offset by a net release from refinements to the modeling of future investment returns across a number of businesses.

The Company expects to complete its annual review of all actuarial assumptions and estimates in the third quarter.  While the changes in assumptions and estimates have not been finalized, the Company expects there could be an increase in policy liabilities, which could be material, as a result of the comprehensive long-term care morbidity experience study scheduled to be completed in the third quarter.  In addition, the Company expects to increase the volatility parameters for its variable annuity business and possibly lower the ultimate reinvestment rates as a result of the current low interest rate environment.  The Company has not completed its annual review and has not reached any conclusions regarding the potential charge to earnings as a result of this review.

Note 6                 Risk Management

The Company’s risk management policies and processes for managing risks can be found in note 8 of the 2009 annual consolidated financial statements on pages 102 to 112 of the Company’s 2009 Annual Report.   Certain risks have been outlined below.

a)      Market price and interest rate risk

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity the Company assumes in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  Given the nature of these calculations, the Company cannot provide assurance that the actual

Manulife Financial Corporation – 2010 Q2 Report

impact on shareholders’ economic value or net income attributed to shareholders will be as indicated.

General fund - risk exposure measures

i)   Impact on shareholders’ economic value arising from general fund interest rate risk

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates at all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates (1)
As at	June 30, 2010		December 31, 2009
	Decrease	Increase	Decrease	Increase
Matching mandates
Insurance	$(270)	$240	$(200)	$140
Wealth Management	20	-	(10)	10
Total matching mandates	$(250)	$240	$(210)	$150
Target return mandates
Insurance	$(2,130)	$1,310	$(1,870)	$1,160
Wealth Management	(220)	120	(200)	100
Shareholders' equity account	730	(580)	540	(400)
Total target return mandates	$(1,620)	$850	$(1,530)	$860
Mandates for on-balance sheet variable annuity
and segregated fund guarantee liabilities (2)	$(580)	$280	$(130)	$90
Total	$(2,450)	$1,370	$(1,870)	$1,100

(1)	See “Caution related to risk exposures” above.

(2)
The increases in the sensitivities from December 31, 2009 to June 30, 2010 are the result of: (a) the increase in the policy liabilities for variable annuity guarantees and (b) a new sensitivity included as at June 30, 2010.  Unlike the December 31, 2009 sensitivities, the June 30, 2010 sensitivities include a component related to the variable annuity hedged business.  Included in the $(580) impact as at June 30, 2010 is $(300) related to the hedged block, and included in the $280 impact as at June 30, 2010 is $50 related to the hedged block.

ii)	Impact on net income attributed to shareholders as a result of changes in interest rates

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $2,300 as at June 30, 2010 (December 31, 2009 – approximately $1,600) and for a one per cent decrease in government, swap and corporate rates at all maturities, across all markets with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates was estimated to be a decrease of approximately $2,700 as at June 30, 2010 (December 31, 2009 – approximately $2,200).  This sensitivity includes approximately $300 related to the hedged block of variable annuity business (December 31, 2009 – approximately $100).

Manulife Financial Corporation – 2010 Q2 Report

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology, does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future.  For new investments made or assets sold within the first 20 years, the calculation of policy liabilities assumes future interest rates grade between current interest rates and the rates assumed after 20 years. The net income sensitivity also assumes no gain or loss is realized on  fixed income investments that are designated as AFS.

iii)	Impact on net income attributed to shareholders arising from general fund market price risk

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below.  This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  If the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Change in market values (1)	June 30, 2010		December 31, 2009
As at	Publicly traded	Other non-	Publicly traded	Other non-
	equities	fixed income(2)	equities	fixed income(2)
10% decrease in market values	$(110)	$(763)	$(84)	$(647)
10% increase in market values	$105	$798	$81	$639

(1) See “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-balance sheet products and general fund equity market risk exposure measures

i)      Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 51 per cent of the guarantee value was either hedged or reinsured at June 30, 2010 compared to 35 per cent at December 31, 2009.

Manulife Financial Corporation – 2010 Q2 Report

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at			June 30, 2010			December 31, 2009
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$9,055	$6,172	$2,886	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,656	52,439	10,643	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	24,597	23,980	2,830	24,749	25,190	2,213
Gross living benefits(2)	$96,308	$82,591	$16,359	$92,183	$83,693	$12,710
Gross death benefits(3)	18,005	12,486	4,910	18,455	13,282	4,414
Total gross benefits	$114,313	$95,077	$21,269	$110,638	$96,975	$17,124
Living benefits reinsured	$7,858	$5,344	$2,516	$8,012	$5,818	$2,200
Death benefits reinsured	5,695	4,174	1,745	5,985	4,639	1,577
Total reinsured	$13,553	$9,518	$4,261	$13,997	$10,457	$3,777
Total, net of reinsurance	$100,760	$85,559	$17,008	$96,641	$86,518	$13,347
Living benefits hedged	$41,223	$37,658	$4,940	$24,399	$24,137	$1,782
Death benefits hedged	3,661	2,098	670	481	317	10
Total hedged	$44,884	$39,756	$5,610	$24,880	$24,454	$1,792
Living benefits retained	$47,227	$39,589	$8,903	$59,772	$53,738	$8,728
Death benefits retained	8,649	6,214	2,495	11,989	8,326	2,827
Total, net of reinsurance and hedging	$55,876	$45,803	$11,398	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $4,694 at June 30, 2010 (December 31, 2009 – $1,671).  The policy liabilities include both the hedged and the unhedged business and have increased from December 31, 2009 levels because the decline in equity markets in 2010 resulted in an increase in the current and projected in-the-money exposures.

ii)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

Manulife Financial Corporation – 2010 Q2 Report

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps in order to manage the sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. The Company dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit or loss on the hedge instruments may not fully offset the losses or gains related to the guarantee liabilities hedged because:

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;

(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;

(c)	a portion of interest rate risk is not hedged;

(d)	policy liabilities embed some provisions for adverse deviation which are not hedged; and

(e)	not all other risks are hedged (see “Risk Management” in Management’s Discussion and Analysis in the Company’s 2009 Annual Report).

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at			June 30, 2010			December 31, 2009
Decrease in market value of equity funds (1), (2)	10%	20%	30%	10%	20%	30%
Market-based fees	$(490)	$(1,010)	$(1,570)	$(470)	$(960)	$(1,480)
Variable product guarantees	(530)	(1,290)	(2,270)	(450)	(1,080)	(1,930)
Total	$(1,020)	$(2,300)	$(3,840)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1), (3)	10%	20%	30%	10%	20%	30%
Market-based fees	$470	$950	$1,440	$490	$1,000	$1,520
Variable product guarantees	260	430	520	290	490	600
Total	$730	$1,380	$1,960	$780	$1,490	$2,120

(1)	See “Caution related to risk exposures” above.

(2)
For a ten, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in policy liabilities of the hedged guarantees.  Actual results may vary from these assumptions.

(3)
For a ten, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be 20, 25 and 30 per cent greater, respectively, than the gain arising from the change in policy liabilities of the hedged guarantees.  Actual experience may vary from these assumptions.

iii)	Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are the same as outlined in section ii) above (“Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk”), except that instead of the change in best estimate portion of the policy liabilities, the full change in the policy liabilities is used.

Manulife Financial Corporation – 2010 Q2 Report

Change in market value of equity funds (1)

As at	June 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,100)
20% decline	(2,700)	(2,600)
30% decline	(4,400)	(4,400)
10% increase	900	900

(1)  See “Caution related to risk exposures” above.

iv)	Impact on net income attributed to shareholders arising from both variable product and from the general fund market price risk for public equities

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iii) above (“Impact on net income attributed to shareholders arising from variable products public equity market price risk”).

 Change in market value of equity funds (1)

As at	June 30 , 2010	December 31, 2009
10% decline	$(1,300)	$(1,200)
20% decline	(2,900)	(2,800)
30% decline	(4,700)	(4,600)
10% increase	1,000	1,000

(1)  See “Caution related to risk exposures” above.

b)      Credit risk

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and by recognizing OTTI on AFS securities.  In addition, the Company reports as an impairment certain declines in the change in fair value of bonds designated under the fair value option which it deems represent an impairment.

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired:

As at	June 30, 2010				December 31, 2009
	Past due but not impaired			Total impaired	Past due but not impaired			Total impaired
	Less than 90 days	90 days and greater	Total past due but not impaired		Less than 90 days	90 days and greater	Total past due but not impaired
Bonds
Fair value option	$-	$-	$-	$188	$50	$-	$50	$139
Available-for-sale	1	-	1	35	78	3	81	7
Loans
Private placements	466	-	466	403	152	1	153	361
Mortgages and bank loans	42	57	99	150	56	49	105	118
Other financial assets	7	42	49	3	4	32	36	-
Total	$516	$99	$615	$779	$340	$85	$425	$625

Manulife Financial Corporation – 2010 Q2 Report

Allowance for loan losses

			2010			2009
For the three months ended June 30,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, April 1	$45	$82	$127	$45	$162	$207
Provisions	12	27	39	13	31	44
Recoveries	(1)	(6)	(7)	-	(5)	(5)
Write-offs (1)	(1)	(8)	(9)	(8)	(22)	(30)
Balance, June 30	$55	$95	$150	$50	$166	$216

			2010			2009
For the six months ended June 30,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$55	$128	$183	$43	$165	$208
Provisions	18	34	52	23	35	58
Recoveries	(2)	(6)	(8)	(2)	(6)	(8)
Write-offs (1)	(16)	(61)	(77)	(14)	(28)	(42)
Balance, June 30	$55	$95	$150	$50	$166	$216

(1)  Includes disposals and impact of currency translation.

c) Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at June 30, 2010, the Company had loaned securities (which are included in invested assets) with a market value of approximately $1,551 (December 31, 2009 – $1,221). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at June 30, 2010 the Company had engaged in reverse repurchase transactions of approximately $515 (December 31, 2009 – $2,590) which are recorded as a short-term receivable.  There were no outstanding repurchase agreements as at June 30, 2010 or December 31, 2009.

Manulife Financial Corporation – 2010 Q2 Report

d)  Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty.  Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in negative positions).  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.  All contracts are held with counterparties rated A- or higher.  As at June 30, 2010, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 26 per cent (December 31, 2009 – 26 per cent). The largest single counterparty exposure as at June 30, 2010 was $1,172 (December 31, 2009 – $561).  The Company’s net exposure to credit risk was mitigated by $2,076 fair value of collateral held as security as at June 30, 2010 (December 31, 2009 – $1,148).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at June 30, 2010, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $2,315 (December 31, 2009 – $903).  Without master netting agreements, maximum exposure to credit risk would have been $4,899 (December 31, 2009 –  $2,680).

e)  Insurance risk
Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 to US$30 and for survivorship life insurance from US$25 to US$35.

Note 7                      Fair Value of Financial Instruments
Financial instruments measured at fair value on the Consolidated Balance Sheets

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3862, the Company categorizes its fair value measurements according to a three-level hierarchy.  The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the financial statements included on page 132 of the Company’s 2009 Annual Report.

Manulife Financial Corporation – 2010 Q2 Report

The following tables present the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy:

As at				June 30, 2010				December 31, 2009
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
Financial assets
Bonds
Fair value option
Canadian government & agency	$-	$8,632	$133	$8,765	$-	$8,014	$129	$8,143
U.S. government & agency	-	7,939	141	8,080	-	5,074	321	5,395
Other government & agency	-	5,245	511	5,756	-	4,638	467	5,105
Corporate	-	49,076	1,601	50,677	-	44,547	1,616	46,163
Residential mortgage/asset-backed securities	-	25	388	413	-	32	389	421
Commercial mortgage/asset-backed securities	-	4,302	463	4,765	-	4,271	444	4,715
Other securitized assets	-	1,410	195	1,605	-	1,422	180	1,602
Available-for-sale
Canadian government & agency	-	4,864	53	4,917	-	4,276	49	4,325
U.S. government & agency	-	3,591	-	3,591	-	2,198	2	2,200
Other government & agency	-	1,112	58	1,170	-	971	51	1,022
Corporate	-	5,959	273	6,232	-	5,064	243	5,307
Residential mortgage/asset-backed securities	-	6	98	104	-	6	99	105
Commercial mortgage/asset-backed securities	-	362	25	387	-	369	25	394
Other securitized assets	-	182	30	212	-	181	29	210
Stocks
Fair value option	7,267	1	-	7,268	7,276	-	-	7,276
Available-for-sale	2,317	-	-	2,317	2,412	-	-	2,412
Cash and short-term securities
Fair value option	-	735	-	735	-	651	-	651
Available-for-sale	-	14,245	-	14,245	-	16,118	-	16,118
Other	2,528	-	-	2,528	2,011	-	-	2,011
Derivative assets
Interest rate contracts	-	4,289	91	4,380	-	2,002	72	2,074
Foreign exchange contracts	-	516	-	516	-	593	-	593
Equity contracts	-	-	3	3	-	2	11	13
Segregated funds net assets (1)	184,321	2,704	3,218	190,243	185,851	2,693	3,197	191,741
	$196,433	$115,195	$7,281	$318,909	$197,550	$103,122	$7,324	$307,996

Financial liabilities
Derivative liabilities
Interest rate contracts	$-	$2,411	$28	$2,439	$-	$1,709	$25	$1,734
Foreign exchange contracts	-	1,060	13	1,073	-	899	21	920
Equity contracts	-	-	22	22	-	-	-	-
Embedded derivatives	-	-	-	-	-	-	2	2
Consumer notes	-	1,211	-	1,211	-	1,291	-	1,291
	$-	$4,682	$63	$4,745	$-	$3,899	$48	$3,947

(1)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation – 2010 Q2 Report

Financial assets and liabilities measured at fair value using significant non-observable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended June 30, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at April 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2010	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$125	$5	$-	$-	$-	$-	$-	$3	$133	$6
U.S. government & agency	392	(3)	-	113	-	-	(368)	7	141	(3)
Other government & agency	456	-	-	45	(10)	-	-	20	511	1
Corporate	1,574	(10)	-	19	(52)	23	(62)	109	1,601	(93)
Residential mortgage/asset-backed securities	374	21	-	-	(24)	-	-	17	388	56
Commercial mortgage/asset-backed securities	433	17	-	-	(6)	(1)	-	20	463	24
Other securitized assets	183	16	-	-	(13)	-	-	9	195	60
	$3,537	$46	$-	$177	$(105)	$22	$(430)	$185	$3,432	$51
Available-for-sale
Canadian government & agency	$48	$-	$3	$-	$-	$-	$-	$2	$53	$-
U.S. government & agency	-	-	-	-	-	-	-	-	-	-
Other government & agency	53	-	-	6	(4)	-	-	3	58	-
Corporate	234	(5)	11	3	(6)	23	(5)	18	273	-
Residential mortgage/asset-backed securities	94	(14)	19	-	(5)	-	-	4	98	-
Commercial mortgage/asset-backed securities	23	7	(7)	-	-	-	-	2	25	-
Other securitized assets	29	2	(2)	-	-	-	-	1	30	-
	$481	$(10)	$24	$9	$(15)	$23	$(5)	$30	$537	$-
Net derivatives	$30	$25	$(20)	$-	$-	$3	$(13)	$5	$30	$26
Segregated funds net assets	3,042	(10)	-	68	(18)	-	-	136	3,218	(3)
Total	$7,090	$51	$4	$254	$(138)	$48	$(448)	$356	$7,217	$74

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

Manulife Financial Corporation – 2010 Q2 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended June 30, 2009.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at April 1, 2009	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2009	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$134	$-	$-	$-	$-	$-	$-	$(4)	$130	$-
U.S. government & agency	39	7	-	89	(3)	-	-	(3)	129	8
Other government & agency	553	(13)	-	3	(12)	-	-	(33)	498	(13)
Corporate	1,599	82	-	59	(53)	205	(130)	(95)	1,667	145
Residential mortgage/asset-backed securities	568	(5)	-	-	(53)	2	-	(43)	469	19
Commercial mortgage/asset-backed securities	503	(6)	-	-	(19)	-	-	(39)	439	9
Other securitized assets	498	6	-	-	(38)	-	-	(38)	428	3
	$3,894	$71	$-	$151	$(178)	$207	$(130)	$(255)	$3,760	$171
Available-for-sale
Canadian government & agency	$55	$-	$(2)	$-	$-	$-	$-	$(3)	$50	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	63	-	(7)	2	-	-	-	(3)	55	-
Corporate	212	(2)	12	-	(1)	9	(1)	(13)	216	-
Residential mortgage/asset-backed securities	158	(13)	15	-	(13)	1	(9)	(12)	127	-
Commercial mortgage/asset-backed securities	36	(1)	1	-	(8)	-	-	(3)	25	-
Other securitized assets	87	-	2	-	(3)	-	-	(7)	79	-
	$613	$(16)	$21	$2	$(25)	$10	$(10)	$(41)	$554	$-
Net derivatives	$134	$(30)	$10	$-	$-	$7	$(109)	$(8)	$4	$(30)
Segregated funds net assets	3,515	(24)	-	5	(78)	-	-	(270)	3,148	(8)
Total	$8,156	$1	$31	$158	$(281)	$224	$(249)	$(574)	$7,466	$133

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

Manulife Financial Corporation – 2010 Q2 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the six months ended June 30, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2010	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$129	$3	$-	$-	$-	$-	$-	$1	$133	$4
U.S. government & agency	321	1	-	261	-	-	(442)	-	141	1
Other government & agency	467	4	-	45	(21)	-	-	16	511	4
Corporate	1,616	38	-	21	(69)	23	(100)	72	1,601	(11)
Residential mortgage/asset-backed securities	389	44	-	-	(50)	-	-	5	388	65
Commercial mortgage/asset-backed securities	444	50	-	-	(37)	-	-	6	463	54
Other securitized assets	180	35	-	-	(22)	-	(1)	3	195	53
	$3,546	$175	$-	$327	$(199)	$23	$(543)	$103	$3,432	$170
Available-for-sale
Canadian government & agency	$49	$-	$3	$-	$-	$-	$-	$1	$53	$-
U.S. government & agency	2	-	-	-	-	-	(2)	-	-	-
Other government & agency	51	-	1	6	(4)	-	-	4	58	-
Corporate	243	(5)	13	10	(8)	23	(15)	12	273	-
Residential mortgage/asset-backed securities	99	(9)	18	-	(11)	-	-	1	98	-
Commercial mortgage/asset-backed securities	25	7	(4)	-	(4)	-	-	1	25	-
Other securitized assets	29	2	(1)	-	-	-	-	-	30	-
	$498	$(5)	$30	$16	$(27)	$23	$(17)	$19	$537	$-
Net derivatives	$35	$21	$(21)	$-	$-	$5	$(12)	$2	$30	$22
Segregated funds net assets	3,197	(29)	-	69	(63)	-	-	44	3,218	(7)
Total	$7,276	$162	$9	$412	$(289)	$51	$(572)	$168	$7,217	$185

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

Manulife Financial Corporation – 2010 Q2 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the six months ended June 30, 2009.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2009	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2009	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$135	$(2)	$-	$-	$-	$-	$-	$(3)	$130	$(2)
U.S. government & agency	46	6	-	89	(10)	-	-	(2)	129	6
Other government & agency	567	(39)	-	14	(12)	-	-	(32)	498	(39)
Corporate	1,580	44	-	197	(85)	218	(152)	(135)	1,667	124
Residential mortgage/asset-backed securities	623	(23)	-	-	(108)	2	-	(25)	469	121
Commercial mortgage/asset-backed securities	526	(17)	-	-	(45)	-	(1)	(24)	439	(2)
Other securitized assets	500	(1)	-	-	(47)	-	-	(24)	428	(3)
	$3,977	$(32)	$-	$300	$(307)	$220	$(153)	$(245)	$3,760	$205
Available-for-sale
Canadian government & agency	$53	$-	$(1)	$-	$-	$-	$-	$(2)	$50	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	67	-	(10)	2	-	-	-	(4)	55	-
Corporate	234	(3)	11	2	(17)	10	(2)	(19)	216	-
Residential mortgage/asset-backed securities	162	(54)	64	-	(30)	1	(9)	(7)	127	-
Commercial mortgage/asset-backed securities	35	(1)	1	-	(8)	-	-	(2)	25	-
Other securitized assets	89	-	5	-	(11)	-	-	(4)	79	-
	$642	$(58)	$70	$4	$(66)	$11	$(11)	$(38)	$554	$-
Net derivatives	$156	$(56)	$10	$-	$-	$3	$(109)	$-	$4	$(55)
Segregated funds net assets	3,584	(122)	-	9	(155)	-	-	(168)	3,148	(77)
Total	$8,359	$(268)	$80	$313	$(528)	$234	$(273)	$(451)	$7,466	$73

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Manulife Financial Corporation – 2010 Q2 Report

Note 8                 Share Capital

As at June 30, 2010, there were 42 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2009 – 38 million).

Number of common shares (in millions)	For the six months ended June 30, 2010	For the year ended December 31, 2009
Balance, January 1	1,758	1,610
Issued on exercise of stock options and deferred share
units and acquisition of a subsidiary	-	8
Issued under dividend re-investment and share purchase plans	8	8
Issued by public offering, net	-	132
Balance, end of the period	1,766	1,758

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	For the three months ended June 30,		For the six months ended June 30,
Dilutive effect of stock-based compensation awards	2010	2009	2010	2009
Weighted average number of common shares (in millions)	1,762	1,611	1,760	1,611
Dilutive stock-based awards (1) (in millions)	-	5	-	4
Weighted average number of diluted common shares (2) (in millions)	1,762	1,616	1,760	1,615

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.  For the three months and six months ended June 30, 2010, the diluted calculation utilizes the basic weighted average number of common shares because the loss for the period results in all stock-based awards being anti-dilutive.

(2)	Convertible preferred share liabilities have not been included in the calculation since MFC has the right to redeem them for cash prior to the conversion date.

Note 9                 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended June 30,	2010	2009	2010	2009
Defined benefit service cost	$12	$14	$3	$2
Interest cost	48	53	11	13
Expected return on plan assets	(53)	(63)	(7)	(8)
Actuarial losses amortized	4	1	(1)	(3)
Defined contribution service cost	18	20	-	-
Total	$29	$25	$6	$4

	Pension benefits		Post-employment benefits
For the six months ended June 30,	2010	2009	2010	2009
Defined benefit service cost	$26	$29	$5	$5
Interest cost	96	109	22	27
Expected return on plan assets	(107)	(129)	(14)	(16)
Actuarial losses amortized	8	2	(1)	(5)
Defined contribution service cost	38	38	-	-
Total	$61	$49	$12	$11

Manulife Financial Corporation – 2010 Q2 Report

Note 10                 Commitments and Contingencies

a)     Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicated that it was the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company had the opportunity to respond to the notice before the OSC staff made a decision whether to commence proceedings. The Company  responded to the notice and is cooperating with OSC staff in responding to further inquiries.  The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)   Tax related contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  During the six months ended June 30, 2010, the Company recorded additional charges of $99 after-tax related to these provisions.  The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of  the leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$205 as at June 30, 2010.

Manulife Financial Corporation – 2010 Q2 Report

c)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP.  The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company.  MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company (“MLI”)
On January 29, 2007, MFC provided a full and unconditional guarantee of MLI’s $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the three months ended June 30, 2010	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$38	$17	$11,683	$885	$(713)	$11,910
Net income (loss) attributed
to shareholders	(2,378)	1	(2,079)	(275)	2,353	(2,378)
Invested assets	2	8	196,725	2,623	(86)	199,272
Total other assets	36,413	1,437	25,217	6,461	(48,581)	20,947
Policy liabilities	-	-	147,521	7,998	-	155,519
Total other liabilities	8,702	1,287	43,343	554	(16,990)	36,896

June 30, 2009
Total revenue	$17	$9	$11,177	$146	$36	$11,385
Net income (loss) attributed
to shareholders	1,774	(3)	2,414	(603)	(1,808)	1,774
Invested assets	2	5	187,227	1,207	(109)	188,332
Total other assets	33,521	1,424	21,112	5,769	(41,920)	19,906
Policy liabilities	-	-	137,069	6,828	49	143,946
Total other liabilities	5,861	1,259	38,405	170	(9,064)	36,631

Manulife Financial Corporation – 2010 Q2 Report

As at and for the six months ended June 30, 2010	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$77	$26	$20,664	$1,245	$(937)	$21,075
Net income (loss) attributed
to shareholders	(1,238)	(3)	(1,134)	(71)	1,208	(1,238)

June 30, 2009
Total revenue	$34	$23	$18,973	$1,440	$(1,086)	$19,384
Net income (loss) attributed
to shareholders	706	(4)	1,404	(632)	(768)	706

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and Manulife Financial Holdings Limited are outlined in note 12(g).

Note 11                 Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Canadian, Asia and Japan Divisions)  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Canadian, Asia and Japan Divisions)  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute  products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Reinsurance  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore, and Japan.

Corporate and Other Segment  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model refinements, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Manulife Financial Corporation – 2010 Q2 Report

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial assumptions and model refinements (note 5) is reported in the Corporate and Other segment.

The Company allocates gains and losses, that arise when investment and market related experience differs from the assumptions used  in the valuation of policy liabilities, in accordance with the way the Company manages the assets and related risk positions.  These gains and losses are accumulated into two pools – insurance and wealth management and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass through products, such as par insurance, are not included in the pools.

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
June 30, 2010	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,478	$-	$668	$969	$241	$-	$3,356
Annuities and pensions	-	680	295	139	-	-	1,114
Total premium income	$1,478	$680	$963	$1,108	$241	$-	$4,470
Investment income (loss)	2,604	1,963	821	489	54	(20)	5,911
Other revenue	153	686	449	182	5	54	1,529
Total revenue	$4,235	$3,329	$2,233	$1,779	$300	$34	$11,910

Interest expense	$16	$20	$55	$14	$(1)	$158	$262

Income (loss) before income taxes	$(1,106)	$(807)	$(521)	$(744)	$(5)	$(163)	$(3,346)
Income tax recovery	386	303	179	35	9	59	971
Net income (loss)	$(720)	$(504)	$(342)	$(709)	$4	$(104)	$(2,375)
Less net income attributed to participating policyholders	-	-	2	1	-	-	3
Net income (loss) attributed to shareholders	$(720)	$(504)	$(344)	$(710)	$4	$(104)	$(2,378)

Segregated funds deposits	$296	$3,761	$1,142	$769	$-	$-	$5,968

Goodwill
Balance, beginning of period	$2,355	$1,788	$2,166	$520	$68	$76	$6,973
Change in foreign exchange rates	104	79	-	45	3	2	233
Balance, June 30	$2,459	$1,867	$2,166	$565	$71	$78	$7,206

As at June 30, 2010
Policy liabilities	$60,376	$32,487	$40,615	$20,495	$1,720	$(174)	$155,519
Total assets	$68,020	$39,407	$65,394	$27,664	$2,785	$16,949	$220,219
Segregated funds net assets
held by policyholders	$11,309	$111,707	$35,994	$28,064	$-	$2,089	$189,163

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

Manulife Financial Corporation – 2010 Q2 Report

By geographic location			Asia
For the three months ended June 30, 2010	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,583	$678	$971	$124	$3,356
Annuities and pensions	680	295	139	-	1,114
Total premium income	$2,263	$973	$1,110	$124	$4,470
Investment income	4,540	852	510	9	5,911
Other revenue	870	466	187	6	1,529
Total revenue	$7,673	$2,291	$1,807	$139	$11,910

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
June 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,674	$-	$638	$969	$292	$-	$3,573
Annuities and pensions	-	1,660	440	47	-	-	2,147
Total premium income	$1,674	$1,660	$1,078	$1,016	$292	$-	$5,720
Investment income (loss)	743	853	1,770	926	84	(170)	4,206
Other revenue	161	630	369	204	11	84	1,459
Total revenue	$2,578	$3,143	$3,217	$2,146	$387	$(86)	$11,385

Interest expense	$9	$97	$70	$14	$1	$352	$543

Income (loss) before income taxes	$(983)	$2,350	$41	$804	$50	$(567)	$1,695
Income tax recovery (expense)	352	(799)	295	91	(5)	155	89
Net income (loss)	$(631)	$1,551	$336	$895	$45	$(412)	$1,784
Less net income attributed to participating policyholders	-	-	-	10	-	-	10
Net income (loss) attributed to shareholders	$(631)	$1,551	$336	$885	$45	$(412)	$1,774

Segregated funds deposits	$288	$4,482	$1,536	$1,082	$-	$3	$7,391

Goodwill
Balance, beginning of period	$2,922	$2,219	$2,118	$614	$85	$97	$8,055
Change in foreign exchange rates	(226)	(172)	-	(34)	(7)	(8)	(447)
Balance, June 30	$2,696	$2,047	$2,118	$580	$78	$89	$7,608

As at June 30, 2009
Policy liabilities	$53,762	$33,167	$37,133	$18,040	$1,857	$(13)	$143,946
Total assets	$61,704	$41,832	$60,173	$26,540	$3,038	$14,951	$208,238
Segregated funds net assets
held by policyholders	$10,244	$106,547	$31,860	$26,199	$-	$2,736	$177,586
By geographic location			Asia
For the three months ended June 30, 2009	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,801	$647	$971	$154	$3,573
Annuities and pensions	1,660	440	47	-	2,147
Total premium income	$3,461	$1,087	$1,018	$154	$5,720
Investment income	1,548	1,738	923	(3)	4,206
Other revenue	848	390	212	9	1,459
Total revenue	$5,857	$3,215	$2,153	$160	$11,385

Manulife Financial Corporation – 2010 Q2 Report

By segment		U.S.		Asia
For the six months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
June 30, 2010	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,877	$-	$1,281	$1,926	$487	$-	$6,571
Annuities and pensions	-	1,353	716	225	-	-	2,294
Total premium income	$2,877	$1,353	$1,997	$2,151	$487	$-	$8,865
Investment income (loss)	3,730	2,653	1,830	850	91	(52)	9,102
Other revenue	301	1,364	863	442	11	127	3,108
Total revenue	$6,908	$5,370	$4,690	$3,443	$589	$75	$21,075

Interest expense	$24	$47	$108	$28	$-	$352	$559

Income (loss) before income taxes	$(915)	$(300)	$(183)	$(266)	$63	$(390)	$(1,991)
Income tax recovery (expense)	326	146	146	(12)	(5)	163	764
Net income (loss)	$(589)	$(154)	$(37)	$(278)	$58	$(227)	$(1,227)
Less net income attributed to participating policyholders	-	-	6	5	-	-	11
Net income (loss) attributed to shareholders	$(589)	$(154)	$(43)	$(283)	$58	$(227)	$(1,238)

Segregated funds deposits	$599	$7,943	$2,651	$1,979	$-	$-	$13,172

Goodwill
Balance, beginning of period	$2,427	$1,843	$2,166	$537	$70	$79	$7,122
Change in foreign exchange rates	32	24	-	28	1	(1)	84
Balance, June 30	$2,459	$1,867	$2,166	$565	$71	$78	$7,206

By geographic location			Asia
For the six months ended June 30, 2010	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$3,083	$1,304	$1,930	$254	$6,571
Annuities and pensions	1,353	716	225	-	2,294
Total premium income	$4,436	$2,020	$2,155	$254	$8,865
Investment income	6,282	1,935	868	17	9,102
Other revenue	1,747	899	451	11	3,108
Total revenue	$12,465	$4,854	$3,474	$282	$21,075

Manulife Financial Corporation – 2010 Q2 Report

By segment		U.S.		Asia
For the six months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
June 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance (1)	$3,209	$-	$2,138	$1,924	$577	$-	$7,848
Annuities and pensions	-	3,717	1,052	75	-	-	4,844
Total premium income	$3,209	$3,717	$3,190	$1,999	$577	$-	$12,692
Investment income (loss)	347	1,247	2,139	698	89	(580)	3,940
Other revenue	330	1,226	613	406	20	157	2,752
Total revenue	$3,886	$6,190	$5,942	$3,103	$686	$(423)	$19,384

Interest expense	$19	$108	$153	$31	$1	$449	$761

Income (loss) before income taxes	$(1,128)	$1,278	$(102)	$565	$125	$(1,170)	$(432)
Income tax recovery (expense)	405	(356)	351	472	(21)	294	1,145
Net income (loss)	$(723)	$922	$249	$1,037	$104	$(876)	$713
Less net income attributed to participating policyholders	-	-	1	6	-	-	7
Net income (loss) attributed to shareholders	$(723)	$922	$248	$1,031	$104	$(876)	$706

Segregated funds deposits	$646	$9,574	$3,088	$2,333	$-	$9	$15,650

Goodwill
Balance, beginning of period	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Change in foreign exchange rates	(170)	(109)	-	(59)	(4)	21	(321)
Balance, June 30	$2,696	$2,047	$2,118	$580	$78	$89	$7,608

By geographic location			Asia and
For the six months ended June 30, 2009	United States	Canada	Japan	Other	Total
Revenue
Premium income
Life and health insurance	$3,465	$2,162	$1,928	$293	$7,846
Annuities and pensions	3,717	1,052	75	-	4,846
Total premium income	$7,182	$3,214	$2,003	$293	$12,692
Investment income	1,316	2,034	627	(37)	3,940
Other revenue	1,669	648	419	16	2,752
Total revenue	$10,167	$5,896	$3,049	$272	$19,384

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations.  The Company retains certain benefits and certain risks on this business.

Manulife Financial Corporation – 2010 Q2 Report

Note 12	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”).  As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)      Condensed Consolidated Balance Sheets

As at	June 30, 2010		December 31, 2009		June 30, 2009
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$17,591	$17,508	$18,849	$18,780	$17,202	$17,110
Securities
Bonds and other fixed maturity investments	126,342	96,674	113,543	85,107	112,732	83,725
Stocks	18,868	9,585	19,108	9,688	18,749	9,688
Loans
Mortgages	31,984	31,781	30,866	30,699	31,592	31,379
Private placements and other fixed maturity investments	2,047	22,523	2,126	22,912	2,443	24,701
Policy loans	6,857	6,857	6,609	6,609	7,090	7,090
Bank loans	2,438	2,438	2,457	2,457	2,458	2,458
Real estate	3,974	6,028	3,912	5,897	4,217	6,228
Other investments	5,949	5,878	5,317	5,321	5,858	5,953
Total invested assets	$216,050	$199,272	$202,787	$187,470	$202,341	$188,332
Other assets
Accrued investment income	$1,627	$1,621	$1,546	$1,540	$1,672	$1,667
Outstanding premiums	717	717	812	812	771	771
Deferred acquisition costs	19,194	-	18,926	-	20,284	-
Reinsurance deposits and amounts recoverable	5,028	-	4,986	-	5,316	-
Goodwill and intangible assets	8,258	9,221	8,177	9,127	8,583	9,623
Derivatives	4,899	4,899	2,684	2,680	3,732	3,713
Value of business acquired	2,943	-	3,062	-	3,641	-
Miscellaneous	5,284	4,489	4,248	4,216	5,229	4,132
Total other assets	$47,950	$20,947	$44,441	$18,375	$49,228	$19,906
Segregated funds net assets (1)	$172,140	$-	$174,449	$-	$161,067	$-
Total assets	$436,140	$220,219	$421,677	$205,845	$412,636	$208,238
Segregated funds net assets (1)	$-	$190,243	$-	$191,741	$-	$178,161
Liabilities and equity
Policy liabilities	$182,112	$155,519	$174,525	$141,687	$181,098	$143,946
Deferred realized net gains	-	106	-	108	-	113
Bank deposits	15,660	15,669	14,736	14,735	14,483	14,483
Consumer notes	1,166	1,211	1,261	1,291	1,495	1,486
Long-term debt	3,317	3,307	3,319	3,308	4,321	4,296
Future income tax liability (2)	3,438	1,092	2,140	1,883	1,222	1,811
Derivatives	3,601	3,534	2,691	2,656	3,324	3,319
Other liabilities	15,062	7,122	12,471	6,487	14,610	7,280
	$224,356	$187,560	$211,143	$172,155	$220,553	$176,734
Liabilities for preferred shares and capital instruments	4,602	4,596	4,587	4,581	3,640	3,634
Segregated funds net liabilities (1)	172,140	-	174,449	-	161,067	-
Noncontrolling interest in subsidiaries (3)	508	259	414	202	373	209
Participating policyholders' equity (4)	-	91	-	80	-	69
Shareholders' equity
Common shares and preferred shares	20,510	20,510	20,359	20,359	17,669	17,669
Retained earnings and contributed surplus	15,629	11,326	15,082	13,052	13,869	12,808
Accumulated other comprehensive income (loss)
on available-for-sale securities and others	2,884	802	1,080	612	(1,524)	209
on cash flow hedges	1,056	(172)	552	(48)	779	(98)
on translation of self-sustaining foreign operations	(5,545)	(4,753)	(5,989)	(5,148)	(3,790)	(2,996)
Total shareholders' equity	$34,534	$27,713	$31,084	$28,827	$27,003	$27,592
Total liabilities and equity	$436,140	$220,219	$421,677	$205,845	$412,636	$208,238
Segregated funds net liabilities (1)	$-	$190,243	$-	$191,741	$-	$178,161

 (1)    U.S. GAAP terminology is separate accounts.
(2)	U.S. GAAP terminology is deferred income taxes.
(3)	Noncontrolling interest is a component of equity under U.S. GAAP but included in liabilities under Canadian GAAP.
(4)	Under U.S. GAAP there is no definition of participating policyholders’ equity.

Manulife Financial Corporation – 2010 Q2 Report

b)      Condensed Consolidated Statements of Operations

For the six months ended June 30,	2010		2009
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$5,728	$8,865	$6,895	$12,692
Investment income(1)	4,626	9,102	3,717	3,940
Fee income and other revenue	3,993	3,108	3,757	2,752
Total revenue	$14,347	$21,075	$14,369	$19,384
Policy benefits and expenses
Policyholder benefits	$8,962	$18,276	$8,292	$14,602
Commissions, investment and general expenses	2,538	4,073	2,378	4,308
Amortization of deferred acquisition
costs and value of business acquired	765	-	1,549	-
Other	694	717	826	906
Total policy benefits and expenses	$12,959	$23,066	$13,045	$19,816
Income (loss) before income taxes	$1,388	$(1,991)	$1,324	$(432)
Income taxes	(327)	764	160	1,145
Net income (loss)	$1,061	$(1,227)	$1,484	$713
Adjust for noncontrolling interest included in
net income (loss) under Canadian GAAP	$-	$10	$-	$10
Net income (loss) attributed to shareholders,
policyholders and noncontrolling interest	$1,061	$(1,217)	$1,484	$723

Attributed to:
Noncontrolling interest	$30	$10	$12	$10
Manulife Financial Corporation	1,031	(1,227)	1,472	713
	$1,061	$(1,217)	$1,484	$723

Weighted average number of common shares
outstanding (in millions)	1,760	1,760	1,611	1,611
Weighted average number of diluted common shares
outstanding (in millions)	1,764	1,760	1,615	1,615

Basic earnings (loss) per common share	$0.56	$(0.73)	$0.91	$0.42
Diluted earnings (loss) per common share	$0.56	$(0.73)	$0.91	$0.42
Dividends per common share	$0.26	$0.26	$0.52	$0.52

(1) U.S. GAAP 'Investment income' is presented net of related investment expenses, whereas Canadian GAAP 'Investment income' is presented gross of such amounts. Canadian GAAP investment expenses are included as a component of 'Commissions, investment and general expenses'.

Manulife Financial Corporation – 2010 Q2 Report

c)	Reconciliation of Canadian GAAP to U.S. GAAP net income

For the six months ended June 30,	2010	2009
Net income (loss) determined in accordance with Canadian GAAP	$(1,227)	$713
Net investment income
Bonds excluding other than temporary impairments	(2,885)	(1,112)
Interest rate related other than temporary impairments	-	(635)
Stocks	404	(775)
Cash flow hedges	(985)	1,600
Real estate	(58)	(121)
Other	(86)	(170)
	$(3,610)	$(1,213)
Deferred acquisition costs, differences	616	355
Value of business acquired, differences	(10)	(151)
Consumer notes fair value adjustment	13	68
Policy liabilities	6,386	2,646
Commissions, investment and general expenses	(16)	(16)
Income taxes on above items	(1,101)	(928)
Noncontrolling interest included in net income under Canadian GAAP	10	10
Net income determined in accordance with U.S. GAAP	$1,061	$1,484

d)  Other comprehensive income reconciliation

For the six months ended June 30,	2010	2009
Comprehensive income (loss) in accordance with Canadian GAAP	$(766)	$444
Difference in Canadian GAAP to U.S. GAAP net income (loss)	2,288	771
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of
income tax expense of $878 (2009 – $484)	2,283	741
Adjustments to net unrealized gains (losses):
Actuarial liabilities, net of income tax benefit of $74 (2009 – $49)	(212)	(149)
Deferred acquisition costs, net of income tax benefit of $223 (2009 – $67)	(451)	(58)
Deferred revenue, net of income tax expense of $42 (2009 – $1)	78	3
Value of business acquired, net of income tax benefit of $50 (2009 – $65)	(95)	(127)
Changes in gains on derivative investments designated as cash flow hedges, net of
income tax expense of $413 (2009 – income tax benefit of $632)	628	(1,004)
Additional pension obligation, net of income tax expense of $5 (2009 – income tax benefit of $7)	11	(12)
Changes in unrealized currency translation gains (losses) of self-sustaining
operations, net of income tax expense of $22 (2009 – income tax benefit of $32)	49	(7)
Total difference in other comprehensive income (loss), excluding amounts attributed to
noncontrolling interest under U.S. GAAP	$2,291	$(613)
Other comprehensive income (loss) attributed to noncontrolling interest under U.S. GAAP	$-	$(1)
Comprehensive income in accordance with U.S. GAAP	$3,813	$601

Manulife Financial Corporation – 2010 Q2 Report

e)           Recently Adopted U.S. GAAP Accounting and Reporting Changes

Consolidation accounting

Effective January 1, 2010, the Company adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interests Entities”, which amends ASC Topic 810, “Consolidations” (“ASC 810”).  The amendments revised the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and included the following features:

•
A new concept of control – now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability.  This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

•	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.
•
A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.  Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, which could result in consolidation by the decision maker.

•	Removal of the previous scope exception for Qualifying Special Purpose Entities.

ASC 810 retains a scope exception for consolidation by investment companies of their investments. The Company also adopted ASU No. 2010-10, “Amendments for Certain Investment Funds” an amendment to ASC 810.  This guidance was effective January 1, 2010, and deferred these amendments for relationships with investment companies.

The adoption of these amendments resulted in consolidation of certain Collateralized Debt Obligation funds (“CDO funds”) sponsored by the Company.  The impact on the Company’s financial statements of consolidating these funds was an increase in assets, liabilities and equity (including noncontrolling interest) of $557, $512 and $45, respectively.  All amounts are net of tax.  The Company has control over the CDO funds because the Company provides collateral management services to the funds and has significant investments in the funds.

Liabilities recognized as a result of consolidating the CDO funds do not represent claims against the general assets of the Company.  Conversely, assets recognized as a result of consolidating the CDO funds can only be used to settle liabilities recognized as a result of consolidating the CDO funds.

The Company’s maximum exposure to loss as a result of its involvement with these CDO funds is limited to its investment in them, valued at $13 as of January 1, 2010.

Transfers of Financial Assets

Effective January 1, 2010, the Company adopted Accounting Standards Update (“ASU”) No. 2009-16, “Accounting for Transfers of Financial Assets”, which amends FASB Accounting Standards Codification (“ASC”) Topic 860 “Transfers and Servicing” (“ASC 860”). This guidance focuses on securitization activity and affects the transferor’s derecognition principles for assets transferred.  Amendments to ASC 860 eliminated the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 does not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 strengthens the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 requires that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.

Manulife Financial Corporation – 2010 Q2 Report

These new requirements are applicable to transfers of financial assets occurring on or after January 1, 2010. The adoption of these amendments had no impact on the Company’s financial statements.

f)      Future U.S. GAAP Accounting and Reporting Changes

Derivatives and Hedging

In March 2010, the FASB issued ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives” which amends ASC Topic 815, “Derivatives and Hedging” (ASC 815).  ASU No. 2010-11 clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk created by the subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed for potential bifurcation and separate accounting at fair value. The amendments to ASC 815 will be effective for the Company on July 1, 2010. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of material differences between IFRS and U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company does not anticipate including a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

g)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these consolidated financial statements in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian provincial securities laws.  MFC has guaranteed certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and Manulife Finance Holdings Limited (“the subsidiaries”).   These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to Manulife Finance Holdings Limited, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Balance Sheet

As at June 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$-	$88,274	$10,553	$118,395	$(1,174)	$216,050
Investments in unconsolidated
subsidiaries	38,333	1	4,098	1	23	(42,456)	-
Other assets	4,900	419	40,674	1,140	27,586	(26,769)	47,950
Separate account assets	-	-	116,306	6,834	50,500	(1,500)	172,140
Total assets	$43,235	$420	$249,352	$18,528	$196,504	$(71,899)	$436,140

Liabilities and equity
Policy liabilities	$-	$-	$90,432	$6,764	$91,521	$(6,605)	$182,112
Consumer notes	-	-	1,166	-	-	-	1,166
Other liabilities	5,457	1	22,721	3,180	25,192	(18,790)	37,761
Long-term debt	2,900	416	-	-	602	(601)	3,317
Liabilities for preferred shares
and capital instruments	344	-	1,077	-	4,470	(1,289)	4,602
Separate account liabilities	-	-	116,306	6,834	50,500	(1,500)	172,140
Shareholders' equity	34,534	3	17,650	1,750	23,614	(43,017)	34,534
Noncontrolling interest in							-
subsidiaries	-	-	-	-	605	(97)	508
Total liabilities and equity	$43,235	$420	$249,352	$18,528	$196,504	$(71,899)	$436,140

As at June 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$-	$95,664	$2,027	$105,741	$(1,093)	$202,341
Investments in unconsolidated
subsidiaries	32,137	2	3,493	1	19	(35,652)	-
Other assets	748	-	37,958	787	24,081	(14,346)	49,228
Separate account assets	-	-	112,468	6,417	43,855	(1,673)	161,067
Total assets	$32,887	$2	$249,583	$9,232	$173,696	$(52,764)	$412,636

Liabilities and equity
Policy liabilities	$-	$-	$99,009	$1,061	$87,212	$(6,184)	$181,098
Consumer notes	-	-	1,495	-	-	-	1,495
Other liabilities	1,640	-	19,302	442	19,576	(7,321)	33,639
Long-term debt	3,900	-	-	-	1,004	(583)	4,321
Liabilities for preferred shares
and capital instruments	344	-	1,181	-	3,259	(1,144)	3,640
Separate account liabilities	-	-	112,468	6,417	43,855	(1,673)	161,067
Shareholders' equity	27,003	2	16,128	1,312	18,337	(35,779)	27,003
Noncontrolling interest in
subsidiaries	-	-	-	-	453	(80)	373
Total liabilities and equity	$32,887	$2	$249,583	$9,232	$173,696	$(52,764)	$412,636
Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Statements of Operations

For the six months ended June 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$629	$1,246	$3,925	$(72)	$5,728
Net investment income	12	7	2,167	109	2,340	(9)	4,626
Fee income and other revenue	23	-	989	149	3,087	(255)	3,993
Total revenue	$35	$7	$3,785	$1,504	$9,352	$(336)	$14,347
Policy benefits and expenses
Policyholder benefits	$-	$-	$2,686	$1,365	$4,920	$(9)	$8,962
Commissions, investment and general
expenses	22	-	767	156	1,898	(305)	2,538
Amortization of deferred acquisition
costs and value of business acquired	-	-	488	(8)	285	-	765
Other	37	7	276	7	389	(22)	694
Total policy benefits and expenses	$59	$7	$4,217	$1,520	$7,492	$(336)	$12,959
Income (loss) before income taxes	$(24)	$-	$(432)	$(16)	$1,860	$-	$1,388
Income tax (expense) recovery	3	1	91	137	(559)	-	(327)
Income (loss) after income taxes	$(21)	$1	$(341)	$121	$1,301	$-	$1,061
Equity in net income (loss) of
unconsolidated subsidiaries	1,052	-	161	-	-	(1,213)	-
Net income (loss)	$1,031	$1	$(180)	$121	$1,301	$(1,213)	$1,061

Attributed to:
Noncontrolling interest	$-	$-	$-	$-	$32	$(2)	$30
Manulife Financial Corporation	1,031	1	(180)	121	1,269	(1,211)	1,031
	$1,031	$1	$(180)	$121	$1,301	$(1,213)	$1,061

Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Statements of Operations

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$2,260	$16	$4,619	$-	$6,895
Net investment income	28	-	1,241	93	2,377	(22)	3,717
Fee income and other revenue	37	-	1,275	105	3,256	(916)	3,757
Total revenue	$65	$-	$4,776	$214	$10,252	$(938)	$14,369

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,690	$(145)	$5,752	$(5)	$8,292
Commissions, investment and general
expenses	20	-	1,023	30	2,192	(887)	2,378
Amortization of deferred acquisition
costs and value of business acquired	-	-	916	136	497	-	1,549
Other	128	-	369	2	373	(46)	826
Total policy benefits and expenses	$148	$-	$4,998	$23	$8,814	$(938)	$13,045
Income (loss) before income taxes	$(83)	$-	$(222)	$191	$1,438	$-	$1,324
Income tax (expense) recovery	25	-	190	(65)	10	-	160
Income (loss) after income taxes	$(58)	$-	$(32)	$126	$1,448	$-	$1,484
Equity in net income (loss) of
unconsolidated subsidiaries	1,530	-	130	-	-	(1,660)	-
Net income (loss)	$1,472	$-	$98	$126	$1,448	$(1,660)	$1,484

Attributed to:
Noncontrolling interest	$-	$-	$-	$-	$14	$(2)	$12
Manulife Financial Corporation	1,472	-	98	126	1,434	(1,658)	1,472
	$1,472	$-	$98	$126	$1,448	$(1,660)	$1,484

Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Statement of Cash Flows

For the six months ended June 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$1,031	$1	$(180)	$121	$1,301	$(1,213)	$1,061
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,052)	-	(161)	-	-	1,213	-
Increase in actuarial liabilities
and policy related items	-	-	(2,416)	4,466	2,292	-	4,342
Net realized investment gains
and other investment items	(11)	-	(28)	118	(711)	-	(632)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(124)	(49)	(433)	-	(606)
Amortization of premium/discount	-	-	56	41	960	-	1,057
Other amortization	-	(5)	60	-	119	5	179
Future income tax expense (recovery)	(3)	1	229	(153)	242	-	316
Stock option expense	-	-	4	-	9	-	13
Net (loss) income adjusted for non-cash items	$(35)	$(3)	$(2,560)	$4,544	$3,779	$5	$5,730
Change in other operating assets and
liabilities	(21)	-	(2,109)	2,341	518	-	729
Cash (used in) provided by
operating activities	$(56)	$(3)	$(4,669)	$6,885	$4,297	$5	$6,459

Investing activities
Purchase and mortgage advances	$-	$-	$(9,867)	$(7,748)	$(6,965)	$-	$(24,580)
Disposals and repayments	-	-	14,131	417	2,134	-	16,682
Change in investment broker net
receivables and payables	-	-	162	24	187	-	373
Notes receivable from affiliates	(4,000)	-	-	-	(4,003)	8,003	-
Notes receivable from parent	-	(418)	-	-	(654)	1,072	-
Notes receivable from subsidiaries	(360)	-	6	-	-	354	-
Capital contribution to unconsolidated
subsidiaries	(309)	-	-	-	-	309	-
Return of capital from unconsolidated
subsidiaries	-	-	4	-	-	(4)	-
Cash (used in) provided by
investing activities	$(4,669)	$(418)	$4,436	$(7,307)	$(9,301)	$9,734	$(7,525)

Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Statement of Cash Flows (continued)

For the six months ended June 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$(18)	$-	$(18)
Issue of long-term debt, net proceeds	-	421	-	-	(416)	(5)	-
Repayment of long-term debt	-	-	-	-	(1)	-	(1)
Return of capital to parent	-	-	-	-	(4)	4	-
Capital contribution by parent	-	-	-	-	309	(309)	-
Net redemptions of structured products	-	-	(197)	940	(1,567)	-	(824)
Changes in bank deposits, net	-	-	1,033	-	(131)	-	902
Capital from joint venture partner	-	-	-	-	40	-	40
Consumer notes matured	-	-	(135)	-	-	-	(135)
Shareholder dividends paid in cash	(353)	-	-	-	-	-	(353)
Notes payable to affiliates	4,003	-	-	-	4,000	(8,003)	-
Notes payable to parent	-	-	-	-	354	(354)	-
Notes payable to subsidiaries	1,072	-	-	-	-	(1,072)	-
Funds borrowed, net	-	-	-	-	9	-	9
Common shares issued, net	2	-	-	-	-	-	2
Cash provided by (used in)
financing activities	$4,724	$421	$701	$940	$2,575	$(9,739)	$(378)
Cash and short-term securities
(Decrease) increase during the year	$(1)	$-	$468	$518	$(2,429)	$-	$(1,444)
Currency impact on cash and
short-term securities	-	-	321	(199)	79	-	201
Balance, January 1	3	-	7,613	793	9,915	-	18,324
Balance, June 30	$2	$-	$8,402	$1,112	$7,565	$-	$17,081

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$7,891	$812	$10,143	$-	$18,849
Net payments in transit, included in
other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities,
January 1	$3	$-	$7,613	$793	$9,915	$-	$18,324

End of period
Gross cash and short-term securities	$2	$-	$8,723	$1,132	$7,734	$-	$17,591
Net payments in transit, included in
other liabilities	-	-	(321)	(20)	(169)	-	(510)
Net cash and short-term securities,
June 30	$2	$-	$8,402	$1,112	$7,565	$-	$17,081

Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Statement of Cash Flows

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$1,472	$-	$98	$126	$1,448	$(1,660)	$1,484
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,530)	-	(130)	-	-	1,660	-
Increase in actuarial liabilities
and policy related items	-	-	(283)	(2)	5,527	-	5,242
Net realized investment gains
and other investment items	(26)	-	1,490	(1)	(796)	-	667
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(35)	81	(250)	-	(204)
Amortization of premium/discount	-	-	50	1	(278)	-	(227)
Other amortization	-	-	73	-	124	-	197
Future income tax expense (recovery)	1	-	(43)	45	(119)	-	(116)
Stock option expense	-	-	5	-	7	-	12
Net (loss) income adjusted for non-cash items	$(83)	$-	$1,225	$250	$5,663	$-	$7,055
Change in other operating assets and
liabilities	(19)	-	(229)	(208)	428	-	(28)
Cash (used in) provided by
operating activities	$(102)	$-	$996	$42	$6,091	$-	$7,027

Investing activities
Purchase and mortgage advances	$-	$-	$(8,416)	$(532)	$(13,230)	$-	$(22,178)
Disposals and repayments	-	-	7,728	53	9,220	-	17,001
Change in investment broker net
receivables and payables	-	-	(94)	62	285	-	253
Notes receivable from affiliates	-	-	(41)	-	735	(694)	-
Notes receivable from parent	-	-	-	-	(1,330)	1,330	-
Notes receivable from subsidiaries	(211)	-	-	-	-	211	-
Redemption of preferred shares
issued by a subsidiary	668	-	-	-	-	(668)	-
Capital contribution to unconsolidated
subsidiaries	(1,572)	-	(610)	-	-	2,182	-
Cash (used in) provided by
investing activities	$(1,115)	$-	$(1,433)	$(417)	$(4,320)	$2,361	$(4,924)

Manulife Financial Corporation – 2010 Q2 Report

Condensed Consolidating Statement of Cash Flows (continued)

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$(1,113)	$-	$(1,113)
Issue of long-term debt, net	1,592	-	-	-	-	-	1,592
Repayment of long-term debt	(1,000)	-	-	-	-	-	(1,000)
Capital contribution by parent	-	-	-	349	889	(1,238)	-
Net redemptions of structured products	-	-	(1,226)	42	(1,839)	-	(3,023)
Changes in bank deposits, net	-	-	656	-	1,622	-	2,278
Consumer notes matured	-	-	(418)	-	-	-	(418)
Shareholder dividends paid in cash	(792)	-	-	-	-	-	(792)
Notes payable to affiliates	(735)	-	-	-	41	694	-
Notes payable to parent	-	-	-	-	211	(211)	-
Notes payable to subsidiaries	1,330	-	-	-	-	(1,330)	-
Funds borrowed (repaid), net	-	-	-	-	(32)	-	(32)
Redemption of preferred shares	-	-	-	-	(668)	668	-
Preferred shares issued, net	781	-	-	-	-	-	781
Common shares issued, net	20	-	-	-	943	(944)	19
Cash provided by (used in)
financing activities	$1,196	$-	$(988)	$391	$54	$(2,361)	$(1,708)
Cash and short-term securities
(Decrease) increase during the year	$(21)	$-	$(1,425)	$16	$1,825	$-	$395
Currency impact on cash and
short-term securities	-	-	(403)	(46)	(319)	-	(768)
Balance, January 1	23	-	9,258	708	6,891	-	16,880
Balance, June 30	$2	$-	$7,430	$678	$8,397	$-	$16,507

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$23	$-	$9,629	$708	$6,999	$-	$17,359
Net payments in transit, included in
other liabilities	-	-	(371)	-	(108)	-	(479)
Net cash and short-term securities,
January 1	$23	$-	$9,258	$708	$6,891	$-	$16,880

End of period
Gross cash and short-term securities	$2	$-	$7,898	$692	$8,610	$-	$17,202
Net payments in transit, included in
other liabilities	-	-	(468)	(14)	(213)	-	(695)
Net cash and short-term securities,
June 30	$2	$-	$7,430	$678	$8,397	$-	$16,507
Note 13                 Comparatives

Certain comparative amounts have been reclassified to conform with the current year's presentation.  In addition, certain deferred tax balances for the comparative periods have been re-expressed because certain subsidiaries were no longer included in the U.S. consolidated tax return.  The impact of this presentation change was an increase in both future income tax assets (included in miscellaneous assets) and future tax liabilities as at December 31, 2009 of $705 (June 30, 2009 – $470).  The change in presentation did not have any impact on net income.

Manulife Financial Corporation – 2010 Q2 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2010		2009
	Q2	Q1	Q4	Q3	Q2
Net income (loss)	$(2,375)	$1,148	$845	$(138)	$1,784
Net income (loss) attributed to participating policyholders	3	8	(23)	34	10
Net income (loss) attributed to shareholders	$(2,378)	$1,140	$868	$(172)	$1,774
Preferred share dividends	(20)	(20)	(20)	(21)	(16)
Net income (loss) available to common shareholders	$(2,398)	$1,120	$848	$(193)	$1,758

Premiums and deposits
Life and health insurance premiums	$3,356	$3,215	$3,575	$3,576	$3,573
Annuity and pension premiums excluding variable annuities	1,015	1,112	1,069	1,783	1,666
Segregated fund deposits excluding variable annuities	4,455	5,085	5,565	4,371	4,431
Mutual fund deposits	3,056	2,966	2,378	2,118	2,141
Institutional advisory account deposits	1,060	847	363	758	2,190
ASO premium equivalents	673	676	663	635	662
Group Benefits ceded	916	906	919	909	932
Other fund deposits	131	144	138	204	160
Premiums and deposits excluding variable annuities	$14,662	$14,951	$14,670	$14,354	$15,755
Variable annuities premium and deposits	1,612	2,187	1,865	1,884	3,441
Total premiums and deposits	$16,274	$17,138	$16,535	$16,238	$19,196

Funds under management
General fund	$199,272	$188,308	$187,470	$188,465	$188,332
Segregated funds excluding institutional advisory accounts	186,945	190,895	188,229	184,846	174,628
Mutual funds	36,342	36,766	33,370	32,310	26,435
Institutional advisory accounts	23,923	23,074	23,342	24,004	24,914
Other funds	7,446	7,419	7,206	6,952	6,621
Total funds under management	$453,928	$446,462	$439,617	$436,577	$420,930

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,043	$4,022	$4,037	$4,049	$3,092
Non-controlling interest in subsidiaries	259	246	202	216	209
Equity
Participating policyholders' equity	91	88	80	103	69
Shareholders' equity
Preferred shares	1,422	1,422	1,422	1,419	1,419
Common shares	19,088	19,005	18,937	16,444	16,250
Contributed surplus	195	190	182	176	169
Retained earnings	11,131	13,760	12,870	12,235	12,639
Accumulated other comprehensive loss on AFS securities and translation of self-sustaining foreign operations	(3,951)	(5,085)	(4,536)	(3,917)	(2,787)
Total capital	$32,278	$33,648	$33,194	$30,725	$31,060

Selected key performance measures
Basic earnings (loss) per common share	$(1.36)	$0.64	$0.51	$(0.12)	$1.09
Diluted earnings (loss) per common share	$(1.36)	$0.64	$0.51	$(0.12)	$1.09
Return on common shareholders' equity (annualized) 1	(36.4)%	16.8%	13.1%	(3.0)%	26.9%
Book value per common share	$14.89	$15.79	$15.59	$15.29	$16.22
Market value to book value ratio	1.04	1.27	1.24	1.47	1.25
Market capitalization ($ billions)	27.3	35.3	34.0	36.5	32.6
Common shares outstanding (in millions)
End of period	1,766	1,761	1,758	1,623	1,614
Weighted average - basic	1,762	1,758	1,669	1,615	1,611
Weighted average - diluted	1,762	1,763	1,673	1,615	1,616

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2010 Q2 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926-3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail: shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2010 Q2 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2010, Manulife Financial had total capital of Cdn$32.3 billion, including Cdn$30.8 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA	(3rd of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
Fitch Ratings	AA–	(4th of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2010, there were 1,766 million common shares outstanding.

April 1 – June 30, 2010	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 20.54	$ 20.56	$ 157.0	P 840
Low	$ 15.34	$ 14.52	$ 114.9	P 700
Close	$ 15.45	$ 14.58	$ 118.0	P 720
Average Daily Volume (000)	5,094	2,442	308	0.3

Manulife Financial Corporation – 2010 Q2 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

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Manulife Financial Corporation – 2010 Q2 Report